中期報告 INTERIM REPORT






03029436



2003



恒生銀行
HANG SENG BANK

目錄 CONTENTS

		二零零三年 六月三十日 30 June 2003	二零零二年 六月三十日 重新列示* 30 June 2002 restated*	二零零二年 十二月三十一日 重新列示* 31 December 2002 restated*
半年期內	**For the half-year ended**	**HK$m**	HK$m	HK$m
扣除準備金前之營業溢利	Operating profit before provisions	**6,073**	5,849	5,406
營業溢利	Operating profit	**5,617**	5,568	5,116
除稅前溢利	Profit before tax	**5,928**	5,978	5,264
股東應得之溢利	Attributable profit	**5,022**	5,223	4,697
每股計	**Per share**	**HK$**	HK$	HK$
每股盈利	Earnings per share	**2.63**	2.73	2.46
每股股息	Dividends per share	**2.10**	2.10	3.30**
於期末	**At period end**	**HK$m**	HK$m	HK$m
股東資金	Shareholders' funds	**40,730**	43,616	43,085
總資產	Total assets	**482,308**	470,678	474,654
比率	**Ratios**	**%**	%	%
半年期內	*For the half-year ended*			
平均股東資金回報率	Return on average shareholders' funds	**24.4**	24.1	21.9
成本對收入比率	Cost:income ratio	**23.1**	23.7	27.2
平均流動資金比率	Average liquidity ratio	**45.0**	43.4	45.5
於期末	*At period end*			
總資本比率***	Total capital ratio***	**14.0**	15.4	14.2
第一級資本比率***	Tier 1 capital ratio***	**12.3**	12.6	11.9

* *二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」(香港會計實務準則第十二號) 而重新列示。詳情列於第 50 頁之附註 26「會計政策」項下。*

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

** *包括特別中期股息每股港幣五角。*

** *Including special interim dividend of HK$0.50 per share.*

*** *此等資本比率在計算時依照香港金融管理局之監管政策手冊內有關指引包括市場風險。*

*** *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

雖然二零零三年上半年受到「沙士」疫症爆發及疲弱經濟之影響，恒生之營業溢利增長理想，較二零零二年同期上升百分之零點九，達港幣五十六億一千七百萬元，反映本行之核心業務基礎穩固。

股東應得之溢利則由於政府財政預算案調增利得稅率及持有之物業價值進一步下跌而減少百分之三點八，為港幣五十億二千二百萬元，但仍較二零零二年下半年上升百分之六點九。平均股東資金回報率為百分之二十四點四，而二零零二年上半年則為百分之二十四點一。

鑑於本行財務基礎雄厚，董事會宣佈派發第一次中期股息每股港幣二元一角，與二零零二年相同。鑑於股息收入對股東日益重要，因此董事會已決定由二零零四年開始，實施每季派息之計劃。

自本行於一九九九年初推行「增值管理」策略以來，至二零零三年六月三十日，股東總回報達百分之六十一點二，遠超同期恒生指數成份股之平均回報百分之九點四，而股東之實質增值額達港幣八百一十一億元。

至於經濟盈利（即除稅後溢利減投入資本之成本計算）在二零零三年上半年為港幣二十八億零二百萬元。本行自一九九九年起採用以百分之十五為基準計算資本成本，在現時之低息環境下此資本成本遠高於本行之實際資本成本，但為求一致，本行仍然採用此基準。

恒生推出總金額達港幣七千五百萬元之紓解財困措施，以受「沙士」疫症影響之個人及行業為對象，並鼓勵本地消費。

展望二零零三年下半年，由於主要出口市場增長緩慢、本地需求依然疲弱，加上失業率高企及資產價值不振，香港經濟仍然艱難，銀行業將繼續面對信貸需求呆滯及息差收窄之挑戰。

恒生將繼續運用雄厚之財務實力、明確的客戶市場分層策略以及高營運效益，為股東及客戶增值。

恒生將透過加強客戶關係以擴展客戶基礎及增加客戶分惠，並將繼續全力拓展高收益之理財業務及加強對中小型企業之服務。

本行會致力拓展內地業務。最近香港與內地簽署之「更緊密經貿關係安排」，預期會加速經濟融合。本行將加強為珠江三角洲一帶之商業客戶提供服務。

本人對全體員工的辛勤及作出之貢獻，謹致衷心謝意。鑑於經營環境困難，本行宣佈於二零零三年作五年內第四次凍薪。惟於今年三月，本行向員工發放與業績掛鈎之獎勵金。

彭世文先生由於獲HSBC North America委以新職，已由四月二十三日起請辭本行董事職務。本行對其貢獻深表感謝。香港上海滙豐銀行有限公司財務總監簡善恒先生，於五月二十二日加入本行董事會。本人謹代表董事會表示歡迎。

本行於今年三月三日慶祝七十周年紀念。本人藉此機會，向支持本行之各界人士致謝。

恒生之超卓表現獲得認同。於今年一月及五月，本行分別獲《財資》雜誌及《亞洲貨幣》雜誌評選為「最佳本地商業銀行」。

本行信譽昭著口碑載道，將會加倍努力，不斷進步，滿足客戶之需求。



艾爾敦

董事長

香港　二零零三年八月四日

Despite the effects of the SARS outbreak and sluggish economy in the first half of 2003, Hang Seng Bank achieved a creditable growth in operating profit of 0.9% to HK$5,617 million, compared with the same period in 2002. This reflected the resilience of the Bank's core business.

Attributable profit fell by 3.8% to HK$5,022 million due to a higher rate of profits tax imposed in the last budget and a further decline in the value of properties held. However, it represented an increase of 6.9%, compared with the second half of 2002. The return on average shareholders' funds was 24.4%, compared with 24.1% in the first half of 2002.

In view of the Bank's strong balance sheet, the Directors have declared a first interim dividend of HK$2.10 per share, unchanged from 2002. Acknowledging the increasing importance of dividend flows to our shareholders, the Board has decided to move to a programme of quarterly dividends, starting in 2004.

The Bank has achieved a total return of 61.2% for shareholders from the start of 1999 until 30 June 2003 under the Managing for Value strategy. This was substantially more than the average return of 9.4% recorded by Hang Seng Index constituents over the same period. In absolute terms, total shareholder value increased by HK$81.1 billion.

Economic profit – the difference between post-tax profit and the cost of invested capital – was HK$2,802 million in the first half of 2003. A benchmark cost of capital of 15.0% has been applied for consistency since 1999. The true cost of capital under the prevailing low interest rate environment, however, was less.

Hang Seng launched a HK$75 million package of measures to provide financial relief to individuals and businesses affected by SARS, and to promote local consumption.

The Hong Kong economy will remain difficult in the second half of 2003. Growth in major export markets continues to slacken while, domestically, demand remains sluggish, unemployment high and asset prices weak. The banking sector will continue to face the challenges of subdued loan demand and narrowing margins.

Hang Seng will continue to build on its financial strength, clear customer focus and operating efficiency to create value for shareholders and customers.

We shall expand our large franchise by deepening customer relationships and gaining a larger share of customers' financial spending. Our focus on the higher margin businesses of wealth management and small and medium-sized enterprises will be strengthened.

In mainland China, we shall continue to expand. The recently signed Closer Economic Partnership Arrangement between Hong Kong and the Mainland will speed up economic convergence. We shall strengthen support to commercial customers, in particular those in the Pearl River Delta.

I am grateful to our hard-working staff for their contribution to the Bank's success. In the difficult operating environment, the Bank announced its fourth salary freeze in five years for 2003. However, a performance-based variable bonus was paid in March.

Mr Simon Penney resigned as a Director of the Bank effective from 23 April following his new appointment at HSBC North America. We thank him for his valuable contribution. Mr Simon Glass, Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited, joined the Board on 22 May and we extend our warm welcome to him.

On 3 March, the Bank celebrated its 70th anniversary. I wish to take this opportunity to thank all those who have helped make the Bank the success it is today.

Hang Seng's high standards were recognised when it was named the Best Domestic Commercial Bank by The Asset and Asiamoney magazines in January and May respectively.

As a premier financial services provider, we are not complacent. We shall redouble our efforts to satisfy customers as we move forward.



David Eldon
Chairman
Hong Kong, 4 August 2003

恒生銀行憑藉雄厚財務實力及高營運效益，得以抵禦經濟逆境的挑戰，以及二零零三年上半年「沙士」疫症之影響。

扣除準備金前之營業溢利較二零零二年上半年上升百分之三點八，達港幣六十億七千三百萬元。股東應得之溢利則由於呆壞賬撥備增加、政府財政預算案將利得稅率調增及持有之物業價值進一步下跌而減少百分之三點八，為港幣五十億二千二百萬元。

與二零零二年下半年相比，扣除準備金前之營業溢利及股東應得之溢利分別上升百分之十二點三及百分之六點九。

除稅前溢利為港幣五十九億二千八百萬元，較二零零二年上半年下降百分之零點八，但較二零零二年下半年上升百分之十二點六。

期內，本行之理財服務取得理想進展，令非利息收入上升，而控制成本方面亦獲得良好成效。

其他營業收入佔總營業收入之比率，較二零零二年上半年上升五個百分點，達百分之三十三點九之新高。

成本對收入比率改善至百分之二十三點一，較二零零二年同期下降零點六個百分點，亦較二零零二年下半年減少四點一個百分點。

在利率低企之環境下，本行繼續致力於客戶市場分層策略及擴展產品系列，以迎合客戶需求，至於商業銀行業務及內地業務亦取得良好進展。

財務概況

淨利息收入較二零零二年上半年下降港幣二億三千三百萬元，或百分之四點三，為港幣五十二億二千萬元。淨利息收益率下跌八個基點至百分之二點四一，原因為淨息差下跌五個基點至百分之二點三三，以及無利息成本資金之收益減少三個基點至百分之零點零八。

其他營業收入錄得令人鼓舞之百分之二十點九增長，達港幣二十六億七千四百萬元。理財服務之收入，包括投資服務及保險服務之收入，大幅上升百分之三十七點二，達港幣十三億九千七百萬元，佔其他營業收入總額百分之五十二點二，原因為跨部門銷售成績理想。信用卡業務收入由於受到二零零三年第二季「沙士」疫症爆發之影響，下降百分之十一點六至港幣二億五千八百萬元。

營業支出上升港幣五百萬元，或百分之零點三，為港幣十八億二千一百萬元。與二零零二年下半年相比，則下降百分之九點七。

人事費用較二零零二年上半年下降百分之一點四，原因為員工人數（以等同全職員工計）減少一百四十七名。現時總員工人數為七千一百七十四名，較一九九七年高峰期減少八百七十四名。

呆壞賬淨提撥達港幣四億五千六百萬元，上升百分之六十二點三。

期內為新呆壞賬戶口提撥及原有呆壞賬戶口增加之特殊準備上升百分之二十六點一，達港幣六億六千六百萬元，反映抵押物業價值下跌，以及因失業率上升與個人破產個案增加，導致住宅按揭貸款及信用卡貸款需作較多撥備。呆壞賬收回及準備撥回下降百分之十七點四，為港幣二億零四百萬元，減幅主要來自住宅按揭貸款及的士貸款。

總準備對客戶貸款比率於二零零三年六月三十日下降至百分之一點一七，而二零零二年底則為百分之一點二八。特殊準備對總客戶貸款比率下跌零點一個百分點至百分之零點六九。一般準備佔總客戶貸款比率則下跌零點零一個百分點，至百分之零點四八。

呆壞賬（已扣除懸欠利息）下降港幣四億一千萬元，或百分之六點七，為港幣五十六億七千一百萬元。呆壞賬對總客戶貸款比率亦由二零零二年底之百分之二點七，進一步改善至百分之二點五。呆壞賬之特殊準備連同有關抵押品之市值，與有關貸款額相抵。

重整之客戶貸款上升港幣十一億二千七百萬元，或百分之六十一點六，於二零零三年六月三十日為港幣二十九億五千八百萬元，佔總客戶貸款百分之一點三，增加主要因為若干企業客戶進行債務重整。

本行維持雄厚之流動資金及充裕資本。二零零三年上半年之平均流動資金比率為百分之四十五，而去年同期則為百分之四十三點四。二零零三年六月三十日之總資本比率為百分之十四，第一級資本比率為百分之十二點三，而六個月前則分別為百分之十四點二及百分之十一點九。

貸款及存款

於二零零三年上半年，恒生之總存款及在香港使用之貸款之市場佔有率均有增加。

客戶存款較二零零二年底上升百分之一點三，達港幣四千一百九十一億元。期內客戶將資金從定期存款轉為儲蓄存款及往來存款，反映客戶在低利率之環境下選擇持有較多流動資金。

客戶貸款（已扣除懸欠利息及準備金）增長港幣十六億元，或百分之零點七，為港幣二千二百六十二億元。由於經濟環境不明朗，信貸需求依然疲弱。

工業、商業及金融業之貸款上升百分之二點七。貿易融資受惠於對外貿易改善，上升百分之十三點一。

個人貸款下降百分之二點五。自政府停售居屋後，政府「居者有其屋計劃」之樓宇按揭貸款持續下降。住宅按揭及信用卡貸款因受到「沙士」疫症爆發所影響而略為下跌。

在二零零三年上半年住宅按揭組合（不包括政府「居者有其屋計劃」住宅按揭貸款及職員房屋貸款）之平均收益率，未計現金回贈下降至最優惠利率減一百七十個基點。而二零零二年上半年及下半年則分別為最優惠利率減一百三十八個基點及最優惠利率減一百六十個基點。二零零三年上半年新做按揭現金回贈優惠已於利息收入項下支銷，該回贈金額為港幣四千五百萬元，而二零零二年上半年及下半年金額分別為港幣四千四百萬元及港幣六千一百萬元。

向內地關連企業之總貸款維持於港幣九十七億元，佔本行於二零零三年六月底之總貸款額百分之四點三。

各主要業務

個人銀行業務為本行盈利之主要來源，佔除稅前溢利百分之五十一點二。商業銀行業務之營業溢利佔除稅前溢利百分之十一。工商及金融機構業務及財資業務之營業溢利，則分別佔除稅前溢利百分之六點一及百分之十八點六。其他業務之溢利，主要來自股東資金管理、行址投資、物業投資及長期證券投資，共佔除稅前溢利百分之十三點一。

個人銀行業務之除稅前溢利較二零零二年同期上升百分之二點二。淨利息收入因按揭息率持續下滑及政府「居者有其屋計劃」貸款減少而下跌百分之四點四。

其他營業收入，包括理財服務之收入，上升百分之三十點九。其中投資服務及保險業務收入，分別上升百分之三十七及百分之三十七點六。

零售投資基金包括廣受歡迎之恒生精選基金系列之銷售額，上升百分之四十八點八。於二零零三年上半年，恒生精選基金系列再推出十七隻新基金，令基金總數於二零零三年六月三十日達到七十七隻，其中包括五十六隻保本基金，其數目為全港保本基金系列之冠。

由恒生之投資服務及私人銀行業務所管理之資金上升港幣七十七億元，或百分之十八點八，於二零零三年六月三十日達港幣四百八十三億元。

為深化客戶市場分層策略以加強與客戶之關係，本行推出新服務「逍遙集」。「逍遙集」提供全面的理財服務，並備有各適其式之趣味活動，以配合退休及準備退休人士的生活方式。

商業銀行業務之除稅前溢利上升百分之十三。增幅主要來自貿易服務費收入，以及呆壞賬準備之大額撥回。雖然客戶貸款受惠於對外貿易改善而獲得百分之十三點七之滿意增長，惟淨利息收入受到貸款及存款息差收窄之影響。

本行之中小型企業客戶基礎擴大，部份原因為本行加強與各行業商會之聯繫。

工商及金融機構業務之除稅前溢利下降百分之二十四點二。此業績受到企業貸款息差收窄、信貸便利收入減少及呆壞賬收回較去年同期大為減少所影響。

財資業務之除稅前溢利上升百分之六點三。淨利息收入增加百分之四點四，期內有更多資金由同業拆放調撥資本市場投資，以提高收益，而定息債務證券組合則在低息環境下繼續受惠。買賣溢利上升百分之四十一點六，主要來自外滙買賣。反映外滙買賣市場市況良好。

其他業務發展

恒生致力拓展內地市場，尤其是發展迅速之珠江三角洲一帶。

鑑於香港與珠三角之經濟日趨融合，本行已加強在區內之業務，並以在當地設廠之香港廠商為主要對象。

本行之廣州分行於六月獲得中國銀行業監督管理委員會批准提供人民幣業務，將為本行繼上海分行後，第二間提供人民幣業務之內地分行。本行之深圳分行亦已申請經營此項業務。

本行會進一步擴展內地分行網絡，並將在南京開設分行及在上海浦西開設支行。

於二零零三年六月底，登記使用個人網上銀行服務之客戶上升至約二十九萬名，較六個月前增加約百分之十四。網上交易佔本行總交易數目增至百分之十七點七，而經由網上進行之證券買賣交易佔總證券買賣交易之數目，亦上升至百分之五十六點三。

本行繼續加強網上銀行服務。於二零零三年七月，本行透過網址www.hangseng.com推出網上基金超級市場，為客戶提供一應俱全之網上基金投資服務。於二零零三年六月，商業e-Banking亦新增設網上強積金服務。

此外，於二零零三年上半年，經櫃檯進行的交易數目，由去年同期之百分之十六點一，下降至百分之十三點九，使分行可更專注於產品銷售。

於四月，穆迪投資服務公司確認本行之長期港元存款評級為Aa3、短期港元存款評級為Prime 1、長期外幣存款評級為A3及短期外幣存款評級為Prime 1。本行之財務實力評級亦確認為B，乃穆迪給予香港區銀行之最高評級。

於五月，惠譽國際確認本行之個別評級為A/B級，此乃亞洲區銀行獲得之最高評級。

企業之社會責任

本行深信社會責任與業務成就，以及回饋社會息息相關。

為承擔良好企業公民的責任，本行共捐出港幣七十萬元，協助與「沙士」疫症有關的援助及預防工作，並設立獎學金，以紀念兩位因對抗「沙士」疫症而不幸受感染殉職的公立醫院醫生。

本行的慈善及贊助項目會繼續以教育、社區服務及體育等方面為重點。

自一九九五年起，本行為在香港、內地及海外進修的學生，合共提供超逾五百五十個獎學金，總額約為港幣三千二百萬元。二零零三年再有四名香港及內地學生獲本行頒獎學金負笈海外，令「恒生銀行海外留學獎學金計劃」之受惠學生總數增加至三十二名。

本行贊助之「跳躍音符伴成長」計劃，最近在由香港藝術發展局舉辦之「香港藝術發展獎」中，獲頒「藝術贊助獎」銀獎。自一九九八年起，共有二十三萬四千名學生參與是項音樂教育活動。

本行致力減低其業務對環境可能構成之影響，並制訂一系列以推動可持續發展為目標之管理措施。本行於二零零三年一月成立環保管理委員會，負責監察該政策之施行。

展望

於二零零三年下半年，香港經濟仍然困難。銀行業將繼續面對信貸需求疲弱及息差收窄之挑戰。

恒生將善用雄厚之財務實力、龐大之客戶基礎及有效之銷售渠道，爭取最佳業績。

本行會專注發展高收益之業務，尤其是理財服務及中小企業務，以增加非利息收入。本行亦會擴展產品系列，迎合不斷轉變之客戶需求。

於個人理財方面，本行將透過綜合產品及配合時尚生活的銀行服務為客戶增值。客戶市場分層策略和以客戶需要為本之跨部門銷售，仍然為建立客戶關係的重要一環。

本行亦會加強私人銀行業務。目標是在管理資產規模、客戶基礎及溢利方面，成為香港市場領導者之一。

商業銀行業務方面，本行將以向客戶提供全面之商業理財方案及提升貿易融資市場佔有率為目標。

為配合在澳門有離岸運作的客戶對貿易融資服務之需求，本行會在獲得有關監管機構批准後，籌設澳門分行。

本行繼續擴展內地市場，尤其是發展迅速之珠江三角洲。配合香港與內地簽訂「更緊密經貿關係安排」(CEPA)，本行將加強向商業客戶提供綜合跨境服務。

本行將繼續在內地重點城市增設分行及透過網上銀行服務，擴大本行之內地網絡。內地的網上銀行服務於二零零三年下半年將會進一步加強。

經過多年努力，恒生奠定了在香港銀行業至可信賴之地位，並取得領導地位。本行將繼續運用財務及營運方面之優勢為股東增值，並會迎合客戶需求及加強市場地位。



鄭海泉

副董事長兼行政總裁

香港　二零零三年八月四日

Hang Seng Bank's financial and operating strengths enabled it to meet the challenges of the adverse economic environment and the effects of SARS in the first half of 2003.

Operating profit before provisions rose by 3.8% to HK$6,073 million, compared with the first half of 2002. Attributable profit, however, fell by 3.8% to HK$5,022 million due to increased provisions, a higher rate of profits tax imposed in the last budget and a further decline in the value of properties held.

Compared with the second half of 2002, operating profit before provisions and attributable profit increased by 12.3% and 6.9% respectively.

Profit before tax amounted to HK$5,928 million, a reduction of 0.8% compared with the first half of 2002 but an increase of 12.6% from the second half of 2002.

We made significant progress in implementing our wealth management initiatives to increase non-interest income and in managing costs.

Our ratio of other operating income to total operating income rose by 5.0 percentage points to a record 33.9%, compared with the first half of 2002.

The cost:income ratio improved to 23.1%, 0.6 percentage point lower than the same period in 2002 and 4.1 percentage points below the level of the second half of 2002.

We continued to focus on customer segmentation and widened our product range to meet new customer demands in the low interest rate environment. We also made inroads in growing our commercial banking business and mainland China operations.

Financial highlights

Net interest income decreased by HK$233 million, or 4.3%, to HK$5,220 million, compared with the first half of 2002. Net interest margin narrowed by 8 basis points to 2.41%, with a reduction in net interest spread of 5 basis points to 2.33% and a fall in contribution from net free funds of 3 basis points to 0.08%.

Other operating income recorded encouraging growth of 20.9% to HK$2,674 million. Income from wealth management, comprising income from investment and insurance services, grew strongly by 37.2% to HK$1,397 million, indicating increased product cross-selling to customers. It represented 52.2% of total other operating income. Card services income decreased by 11.6% to HK$258 million, mainly because of the outbreak of SARS in the second quarter of 2003.

Operating expenses increased by HK$5 million, or 0.3%, to HK$1,821 million. Compared with the second half of 2002, however, operating expenses fell by 9.7%.

Staff costs decreased by 1.4% from the first half of 2002, due to the reduction of 147 staff members on a full-time equivalent basis. The total staff number of 7,174 was a decrease of 874 from its high point in 1997.

The net charge for bad and doubtful debts amounted to HK$456 million, an increase of 62.3%.

New and additional specific provisions rose by 26.1% to HK$666 million, reflecting the fall in value of property collateral and higher provisions on residential mortgages and credit card advances due to the rise in unemployment and personal bankruptcies. Releases and recoveries were reduced by 17.4% to HK$204 million, reflecting the decrease in recoveries from residential mortgages and taxi loans.

The ratio of total provisions as a percentage of gross advances to customers fell to 1.17% at 30 June 2003, compared with 1.28% at the end of 2002. Specific provisions decreased by 0.10 percentage point to 0.69%, while general provisions were reduced by 0.01 percentage point to 0.48%.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$410 million, or 6.7%, to HK$5,671 million. The ratio of gross non-performing advances to gross advances to customers further improved to 2.5% from 2.7% at the end of 2002. Specific provisions plus collateral that is conservatively valued amounted to 100% of non-performing advances.

Rescheduled advances to customers increased by HK$1,127 million, or 61.6%, to HK$2,958 million at 30 June 2003 and represented 1.3% of gross advances to customers. The increase was mainly due to the debt restructuring of certain corporate customers.

We maintained strong liquidity and remained well-capitalised. The average liquidity ratio for the first half of 2003 was 45.0%, compared with 43.4% for the period a year earlier. The total capital ratio was 14.0% and the tier one capital ratio was 12.3% at 30 June 2003, compared with 14.2% and 11.9% respectively six months earlier.

Loans and deposits

Hang Seng increased its market share of total deposits and loans for use in Hong Kong in the first half of 2003.

Deposits increased by 1.3% to HK$419.1 billion, compared with the end of 2002. Funds continued to shift from time deposits to savings and current accounts, reflecting customer preference for liquidity in the prevailing low interest rate environment.

Advances to customers (after deduction of interest in suspense and provisions) recorded growth of HK$1.6 billion, or 0.7%, to HK$226.2 billion. Loan demand remained weak in the uncertain economic environment.

Lending to the industrial, commercial and financial sectors grew by 2.7%. Trade finance rose by 13.1%, benefiting from the improvement in external trade.

Advances to individuals decreased by 2.5%. Lending under the Government Home Ownership Scheme (GHOS) continued to decline following the indefinite cessation of the sale of new flats. Residential mortgages and credit card advances fell moderately as a result of the outbreak of SARS.

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 170 basis points below best lending rate for the first half of 2003, before accounting for the effect of cash incentive payments. This compared with 138 basis points and 160 basis points below best lending rate in the first and second halves of 2002 respectively. Cash incentive payments on new mortgage loans of HK$45 million have been written off against interest income in the first half of 2003, compared with HK$44 million and HK$61 million in the first and second halves of 2002 respectively.

Total advances to Mainland-related entities were maintained at HK$9.7 billion and accounted for 4.3% of total advances at the end of June 2003.

Lines of business

Personal financial services, the major profit contributor, provided 51.2% of the profit before tax. Commercial banking contributed 11.0% of pre-tax profit, corporate and institutional banking 6.1% and treasury 18.6%. Other businesses, which mainly represent management of shareholders' funds and investments in premises, investment properties and long-term equities, provided 13.1% of pre-tax profit.

Personal financial services recorded growth of 2.2% in profit before tax, compared with the same period in 2002. Net interest income fell by 4.4% because of the further decline in the average mortgage yield and contraction in the GHOS mortgage portfolio.

Other operating income, including wealth management, rose by 30.9%. The contribution from investment and insurance services rose by 37.0% and 37.6% respectively.

Sales of retail investment funds, including the popular Hang Seng Investment Series, increased by 48.8%. A total of 17 investment funds were launched under the Investment Series in the first half of 2003, taking the total to 77 at 30 June 2003. The total included 56 capital-guaranteed funds – the largest group of capital-guaranteed funds in Hong Kong.

Total funds under management by Hang Seng's asset management and private banking business units grew by HK$7.7 billion, or 18.8%, to HK$48.3 billion at 30 June 2003.

The Bank's focus on deepening customer relationships through segmentation was strengthened with the launch of Leisure Class. This new service offers comprehensive wealth management and a wide range of tailor-made leisure activities to enhance the lifestyle of retirees and those who are planning to retire.

Commercial banking recorded growth of 13% in profit before tax. The results benefited from the increase in fee income, mainly trade services related, and the substantial release in bad debt provisions. Despite satisfactory growth of 13.7% in customer advances due to improved external trade, net interest income was affected by the compression in lending and deposit spreads.

We increased our customer base among small and medium-sized enterprises (SMEs), partly by reaching out to business associations.

Corporate and institutional banking suffered a decline of 24.2% in profit before tax. The operating result was affected by the compression in corporate lending spread, a reduction in credit facilities income and the absence of substantial releases in specific provisions.

Treasury achieved growth of 6.3% in pre-tax profit. Net interest income rose by 4.4% as more funds were redeployed from interbank placings to capital market investments for enhancement of interest yield, while the fixed rate debt securities portfolio continued to benefit under the low interest rate environment. Dealing income increased by 41.6%, mainly in foreign exchange, reflecting favourable conditions in foreign exchange markets.

Other business developments

Hang Seng is committed to developing its business in the mainland China market, in particular the rapidly growing Pearl River Delta.

In view of Hong Kong's economic convergence with the Pearl River Delta, we have been strengthening activities in the area, concentrating on Hong Kong-based firms with production facilities there.

The Bank's Guangzhou branch received approval in June from the China Banking Regulatory Commission to operate renminbi services. It will become our second branch, after Shanghai, to offer renminbi services. We have also applied for our Shenzhen branch to offer renminbi services.

The Bank will expand its Mainland network with the opening of a branch in Nanjing and a sub-branch in Puxi, Shanghai.

At the end of June 2003, the number of customers registered for Personal e-Banking services in Hong Kong had grown to about 290,000, an increase of about 14% from six months earlier. The number of internet transactions had risen to 17.7% of total transactions and online share trading to 56.3% of total securities transactions.

We continued to enhance e-Banking services. In July 2003, we launched e-Fund Supermarket at www.hangseng.com to provide customers with comprehensive one-stop online investment fund services. In June 2003, online Mandatory Provident Fund services were added to Business e-Banking.

Meanwhile, counter transactions fell to 13.9% of total transactions in the first half of 2003 from 16.1% in the same period in 2002, allowing our branches to focus on product sales.

In April, Moody's Investors Service affirmed Hang Seng's long-term local currency deposit rating of Aa3, short-term local currency deposit rating of Prime 1, long-term foreign currency deposit rating of A3 and short-term foreign currency deposit rating of Prime 1. The Bank Financial Strength Rating of B, the highest rating among Moody's rated Hong Kong banks, was also affirmed.

In May, Fitch affirmed Hang Seng's Individual rating of A/B, the highest rating for banks in Asia.

Corporate social responsibility

We believe that social responsibility goes hand in hand with business success and we support the communities that we serve as a business.

As a good corporate citizen, we contributed a total of HK$700,000 for SARS-related relief and prevention work and the setting up of scholarship schemes in memory of the two public hospital doctors who died of SARS.

We continued to focus on education, community services and sports development in our philanthropic and sponsorship activities.

The Bank has allocated over 550 scholarships, amounting to about HK$32 million, for local, mainland China and overseas studies since 1995. With the award to four Hong Kong and Mainland students in 2003, the total number of Hang Seng Scholars benefiting from the Bank's Overseas Scholarship Scheme stands at 32.

The Bank's sponsorship of "Blossom with Music" won the Silver Award in the Arts Development Award – Arts Sponsorship Category, organised by the Arts Development Council. This music-in-education programme has brought enjoyment to over 234,000 students since 1998.

The Bank also seeks to minimise the environmental impact of its business and develop a range of management practices aimed at promoting sustainable development. An Environmental Management Committee, set up in January 2003, oversees the implementation of the Bank's environmental policy.

Future prospects

In the second half of 2003, the Hong Kong economy will remain difficult. The banking sector will continue to face the challenges of subdued loan demand and narrowing margins.

Hang Seng will build further on its financial soundness, large customer franchise and efficient delivery network to sustain superior performance.

Our focus on higher margin businesses, in particular wealth management and SMEs, will be strengthened to increase non-interest income. We shall also keep widening our product range to meet evolving customer needs.

In our personal financial services, we shall deliver greater value to customers through integrated products and lifestyle banking services. Segmentation and needs-based cross-selling will be emphasised in relationship building.

We are increasing our focus on private banking. Our aim is to become a leading domestic player in terms of assets under management, client base and profitability.

In our commercial banking business, we aim to provide total business solutions to customers and to grow market share in trade finance.

To serve the trade finance needs of customers who have offshore operations in Macau, we are planning to open a branch there, subject to regulatory approval.

We intend to expand in the Mainland market, particularly in the rapidly growing Pearl River Delta. Following the signing of the Closer Economic Partnership Arrangement (CEPA) between Hong Kong and the Mainland, we shall reinforce integrated cross-boundary services for commercial customers.

We shall continue to grow our Mainland network with more branches in major cities and through internet banking services, which will be further enhanced in the second half of 2003.

Through the years, Hang Seng has developed a trusted brand and a leading position in the Hong Kong banking sector. We shall continue to build on our financial and operating strengths to create value for shareholders, to satisfy customer needs and to enhance our market position.



Vincent H C Cheng
Vice-Chairman and Chief Executive
Hong Kong, 4 August 2003

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	半年結算至二零零三年六月三十日 **Half-year ended 30 June 2003**	半年結算至二零零二年六月三十日 重新列示* Half-year ended 30 June 2002 restated*	半年結算至二零零二年十二月三十一日 重新列示* Half-year ended 31 December 2002 restated*
利息收入	Interest income		**6,662**	7,617	7,343
利息支出	Interest expense		**(1,442)**	(2,164)	(1,991)
淨利息收入	**Net interest income**	1	**5,220**	5,453	5,352
其他營業收入	Other operating income	2	**2,674**	2,212	2,070
營業收入	**Operating income**		**7,894**	7,665	7,422
營業支出	Operating expenses	3	**(1,821)**	(1,816)	(2,016)
扣除準備金前之營業溢利	**Operating profit before provisions**		**6,073**	5,849	5,406
呆壞賬準備	Provisions for bad and doubtful debts	4	**(456)**	(281)	(290)
營業溢利	**Operating profit**		**5,617**	5,568	5,116
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	5	**341**	343	118
重估物業淨減值	Net deficit on property revaluation		**(48)**	–	(36)
應佔聯營公司之溢利	Share of profits of associated companies		**18**	67	66
除稅前一般業務溢利	**Profit on ordinary activities before tax**		**5,928**	5,978	5,264
一般業務溢利之稅項	Tax on profit on ordinary activities	6	**(846)**	(755)	(552)
除稅後一般業務溢利	**Profit on ordinary activities after tax**		**5,082**	5,223	4,712
少數股東權益	Minority interests		**(60)**	–	(15)
本行股東應得之溢利	**Profit attributable to shareholders**		**5,022**	5,223	4,697
期初之保留溢利	Retained profits at beginning of period				
• 根據過往會計政策列示	• as previously reported		**19,440**	19,499	20,756
• 會計政策改變之調整	• arising on change in accounting policies		**–**	254	249
• 根據新會計政策列示	• as restated		**19,440**	19,753	21,005
撥往行址重估儲備之折舊	Transfer of depreciation to premises revaluation reserve		**35**	40	39
售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties		**23**	2	7
換算調整	Exchange adjustments		**(1)**	2	1
擬派股息	Proposed dividends	8	**(4,015)**	(4,015)	(6,309)
期末之保留溢利	**Retained profits at end of period**	19	**20,504**	21,005	19,440

(以港幣元位列示)	(Figures in HK$)				
每股盈利	**Earnings per share**	7	**2.63**	2.73	2.46
每股股息	**Dividends per share**	8	**2.10**	2.10	3.30

* 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」（香港會計實務準則第十二號）而重新列示。詳情列於第50頁之附註26「會計政策」項下。

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 重新列示* At 30 June 2002 restated*	二零零二年十二月三十一日 重新列示* At 31 December 2002 restated*
資產	**ASSETS**				
庫存現金及短期資金	Cash and short-term funds	9	**67,309**	88,438	77,784
一個月以上之定期存放同業	Placings with banks maturing after one month	10	**27,738**	42,192	30,919
存款證	Certificates of deposit	11	**29,625**	26,822	30,120
持作買賣用途之證券	Securities held for dealing purposes	12	**1,047**	1,209	1,198
客戶貸款	Advances to customers	13	**226,171**	225,746	224,562
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies		**7,596**	10,425	7,471
長期投資	Long-term investments	14	**99,077**	54,918	79,169
聯營公司投資	Investments in associated companies		**675**	1,051	672
有形固定資產	Tangible fixed assets		**9,555**	11,237	10,439
其他資產	Other assets	15	**13,515**	8,640	12,320
			482,308	470,678	474,654
負債	**LIABILITIES**				
往來、儲蓄及其他存款	Current, savings and other deposit accounts	16	**419,083**	408,295	413,693
同業存款	Deposits from banks	17	**2,359**	2,287	1,072
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies		**757**	1,896	1,615
其他負債	Other liabilities	18	**18,850**	14,584	14,745
			441,049	427,062	431,125
資本來源	**CAPITAL RESOURCES**				
少數股東權益	Minority interests		**529**	–	444
股本	Share capital		**9,559**	9,559	9,559
儲備	Reserves		**27,156**	30,042	27,217
擬派股息	Proposed dividends		**4,015**	4,015	6,309
股東資金	Shareholders' funds	19	**40,730**	43,616	43,085
			41,259	43,616	43,529
			482,308	470,678	474,654

* 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」（香港會計實務準則第十二號）而重新列示。詳情列於第50頁之附註26「會計政策」項下。

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

綜合權益變動結算表 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *unaudited*

未經審核

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	二零零三年六月三十日 At 30 June 2003	二零零二年六月三十日 重新列示* At 30 June 2002 restated*	二零零二年十二月三十一日 重新列示* At 31 December 2002 restated*
期初之股東資金結餘	Shareholders' funds at beginning of period		**43,085**	44,391	43,616
重估行址之未實現減值	Unrealised deficit on revaluation of premises		**(432)**	–	(409)
按香港會計實務準則第十二號調整重估行址儲備之遞延稅項	Deferred tax adjustment on revaluation of premises arising from adoption of HKSSAP 12		**17**	8	86
重估投資物業之未實現減值	Unrealised deficit on revaluation of investment properties				
• 銀行及附屬公司	• Bank and subsidiary companies		**(288)**	–	(270)
• 聯營公司	• associated company		**–**	–	(13)
長期股票投資重估儲備	Long-term equity investment revaluation reserve				
• 未實現之重估減值	• unrealised deficit on revaluation		**(48)**	(395)	(474)
• 因出售長期股票投資而實現之增值	• realisation on disposal		**(320)**	(277)	(146)
按香港會計實務準則第十二號調整重估長期股票儲備之遞延稅項	Deferred tax adjustment on revaluation of long-term equity investment arising from adoption of HKSSAP 12		**4**	17	12
換算調整	Exchange adjustments		**(1)**	2	1
期內股東資金內確認之淨虧損	Net losses recognised in the shareholders' funds for the period		**(1,068)**	(645)	(1,213)
期內之股東應得溢利	Profit attributable to shareholders for the period		**5,022**	5,223	4,697
已派股息	Dividends paid		**(6,309)**	(5,353)	(4,015)
期末之股東資金結餘	Shareholders' funds at end of period	19	**40,730**	43,616	43,085

* 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」(香港會計實務準則第十二號) 而重新列示。詳情列於第50頁之附註26「會計政策」項下。

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

經濟盈利是指經調整非現金項目後之除稅後溢利，並經扣減恒生股東投資之資本成本。於二零零三年上半年，股東投資資本回報為港幣五十一億一千萬元，回報率為百分之三十三點二。以沿用之百分之十五作為股東資本成本計算，經濟盈利率為百分之十八點二，而經濟盈利為港幣二十八億零二百萬元。恒生管理層認為沿用之股東資本成本比率在目前市場利率低企情況下，實高於本行之實質資本成本，惟本行為貫徹過往準則，仍然採用此基準。下列分析之經濟盈利走勢，顯示本行持續為股東增值。

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the first half of 2003, the return on invested capital was HK$5,110 million, or 33.2%. The economic profit of HK$2,802 million represented a return of 18.2% to shareholders in excess of the 15.0% benchmark cost of capital invested by shareholders. The benchmark cost of capital was, in management's view, above the true cost of capital under the current low interest rate environment and was applied to ensure consistency with earlier periods. The trend of economic profits in the analysis indicates that Hang Seng continues to create value for its shareholders.

(以港幣百萬元位列示)	(Figures in HK$m)	**半年結算至二零零三年六月三十日 Half-year ended 30 June 2003**		半年結算至二零零二年六月三十日 重新列示* Half-year ended 30 June 2002 restated*		半年結算至二零零二年十二月三十一日 重新列示* Half-year ended 31 December 2002 restated*	
			%		%		%
平均投資資本	Average invested capital	**31,067**		31,513		32,372	
投資資本回報**	Return on invested capital**	**5,110**	**33.2**	5,268	33.7	4,775	29.3
資本成本	Cost of capital	**(2,308)**	**(15.0)**	(2,341)	(15.0)	(2,444)	(15.0)
經濟盈利	Economic profit	**2,802**	**18.2**	2,927	18.7	2,331	14.3

* *二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」（香港會計實務準則第十二號）而重新列示。詳情列於第50頁之附註26「會計政策」項下。*

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

** *投資資本回報指經調整非現金項目後之除稅後溢利。*

** *Return on invested capital represents profit after tax adjusted for non-cash items.*

綜合現金流量結算表 CONSOLIDATED CASH FLOW STATEMENT

未經審核 *unaudited*

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	半年結算至二零零三年六月三十日 **Half-year ended 30 June 2003**	半年結算至二零零二年六月三十日重新列示* *Half-year ended 30 June 2002 restated**
來自營業活動之現金流入/(流出)淨額	**Net cash inflow/(outflow) from operating activities**	*22(a)*	**10,113**	(8,896)
來自投資活動之現金流量	**Cash flows from investing activities**			
注資聯營公司之現金流出淨額	Net cash outflow from investment in an associated company		**–**	(35)
購入長期投資	Purchase of long-term investments		**(58,294)**	(38,148)
出售或贖回長期投資所得	Proceeds from sale or redemption of long-term investments		**41,874**	27,324
購入有形固定資產	Purchase of tangible fixed assets		**(84)**	(92)
出售有形固定資產所得	Proceeds from sale of tangible fixed assets		**36**	2
收取聯營公司股息	Dividends received from an associated company		**12**	21
收取長期投資利息	Interest received from long-term investments		**1,249**	937
收取長期投資股息	Dividend received from long-term investments		**37**	46
投資活動之現金流出淨額	Net cash outflow from investing activities		**(15,170)**	(9,945)
來自融資活動之現金流量	**Cash flows from financing activities**			
已派股息	Dividends paid		**(6,309)**	(5,353)
融資活動之現金流出	Cash outflow from financing activities		**(6,309)**	(5,353)
現金及等同現金項目之減少	**Decrease in cash and cash equivalents**		**(11,366)**	(24,194)
期初之現金及等同現金項目	**Cash and cash equivalents at beginning of period**		**76,817**	111,206
外幣兌換率轉變之影響	Effect of foreign exchange rate changes		**1,729**	2,500
期末之現金及等同現金項目	**Cash and cash equivalents at end of period**		**67,180**	89,512

綜合現金流量結算表已重新排列,以符合香港會計實務準則第十五號「現金流量結算表」之要求。比較數字亦重新分類,以符合是期之賬項編排。綜合現金流量結算表中之現金及等同現金項目包括庫存現金及一個月內到期之定期存放同業資金,及由購買日起計三個月內到期之庫券及存款證。

The presentation of the consolidated cash flow statements has been regrouped to comply with the Hong Kong Statement of Standard Accounting Practice 15 (HKSSAP 15) on "Cash Flow Statement". The comparative figures have been reclassified to conform with the current period's presentation. For the purpose of the cash flow statement, cash and cash equivalents comprise cash and balances with banks maturing within one month, and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition.

* *二零零二年之若干數字,因本行採納香港會計實務準則第十二號(修訂)「利得稅項」(香港會計實務準則第十二號)而重新列示。詳情列於第 50 頁之附註 26「會計政策」項下。*

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

（除特別列明外均以港幣百萬元位列示） (Figures in HK$m unless otherwise indicated)

1 淨利息收入 1 Net interest income

		半年結算至 二零零三年 六月三十日 **Half-year ended 30 June 2003**	半年結算至 二零零二年 六月三十日 *Half-year ended 30 June 2002*	半年結算至 二零零二年 十二月三十一日 *Half-year ended 31 December 2002*
淨利息收入	Net interest income	**5,220**	5,453	5,352
賺取利息之平均資產	Average interest-earning assets	**437,045**	442,284	437,229
淨息差	Net interest spread	**2.33%**	2.38%	2.33%
淨利息收益率	Net interest margin	**2.41%**	2.49%	2.43%

2 其他營業收入 2 Other operating income

		半年結算至 二零零三年 六月三十日 **Half-year ended 30 June 2003**	半年結算至 二零零二年 六月三十日 *Half-year ended 30 June 2002*	半年結算至 二零零二年 十二月三十一日 *Half-year ended 31 December 2002*
股息收入	Dividend income			
• 上市證券投資	• listed investments	**35**	44	38
• 非上市證券投資	• unlisted investments	**2**	9	8
		37	53	46
服務費及佣金	Fees and commissions			
• 證券經紀及有關服務	• securities/stockbroking	**124**	130	114
• 零售投資基金	• retail investment funds	**685**	472	228
• 保險	• insurance	**45**	185	158
• 賬戶服務	• account services	**111**	129	126
• 滙款	• remittance	**63**	62	66
• 信用卡	• cards	**258**	292	306
• 信貸便利	• credit facilities	**113**	146	124
• 入口/出口押滙	• import/export	**105**	99	118
• 其他	• other	**96**	75	72
服務費及佣金收入	Fees and commissions receivable	**1,600**	1,590	1,312
服務費及佣金支出	Fees and commissions payable	**(159)**	(156)	(141)
		1,441	1,434	1,171
買賣溢利	Dealing profits			
• 外滙	• foreign exchange	**352**	280	324
• 證券及其他買賣活動	• securities and other trading activities	**9**	10	6
		361	290	330
保險承保業務	Insurance underwriting	**538**	125	208
投資物業之租金收入	Rental income from investment properties	**104**	113	112
其他	Other	**193**	197	203
		2,674	2,212	2,070

3 營業支出 3 Operating expenses

		半年結算至二零零三年六月三十日 **Half-year ended 30 June 2003**	半年結算至二零零二年六月三十日 *Half-year ended 30 June 2002*	半年結算至二零零二年十二月三十一日 *Half-year ended 31 December 2002*
人事費用	Staff costs			
• 薪金及其他人事費用	• salaries and other costs	**908**	915	952
• 退休福利計劃支出	• retirement benefit costs	**91**	98	94
		999	1,013	1,046
折舊	Depreciation	**171**	174	178
房地產及設備費用	Premises and equipment			
• 租金支出	• rental expenses	**88**	84	87
• 其他	• other	**280**	282	359
		368	366	446
其他經營費用	Other operating expenses	**283**	263	346
		1,821	1,816	2,016
成本對收入比率	Cost:income ratio	**23.1%**	23.7%	27.2%
員工人數（以等同全職員工計）	Staff numbers (full-time equivalent)	**7,174**	7,321	7,279

4 呆壞賬準備 4 Provisions for bad and doubtful debts

		半年結算至二零零三年六月三十日 **Half-year ended 30 June 2003**	半年結算至二零零二年六月三十日 *Half-year ended 30 June 2002*	半年結算至二零零二年十二月三十一日 *Half-year ended 31 December 2002*
呆壞賬準備淨額支取/(撥回)	Net charge/(release) for bad and doubtful debts			
客戶貸款	Advances to customers			
特殊準備	Specific provisions			
• 新提撥	• new provisions	**666**	528	703
• 撥回	• releases	**(182)**	(222)	(63)
• 收回已撇除賬項	• recoveries	**(22)**	(25)	(20)
		462	281	620
一般準備	General provisions	**(6)**	–	(330)
支取損益賬淨額	Net charge to profit and loss account	**456**	281	290

5 有形固定資產及長期投資之溢利

5 Profit on tangible fixed assets and long-term investments

		半年結算至二零零三年六月三十日 **Half-year ended 30 June 2003**	半年結算至二零零二年六月三十日 *Half-year ended 30 June 2002*	半年結算至二零零二年十二月三十一日 *Half-year ended 31 December 2002*
出售長期股票投資之溢利	Profit on disposal of long-term equity investments			
• 已於期初重估儲備確認而實現之數額	• realisation of amounts previously recognised in revaluation reserves at beginning of period	**358**	316	212
• 期內之虧損	• loss arising in current period	**(38)**	(39)	(66)
		320	277	146
出售持至期滿債務證券之溢利減虧損	Profit less loss on disposal of held-to-maturity debt securities	**40**	75	(29)
出售有形固定資產之溢利減虧損	Profit less loss on disposal of tangible fixed assets	**7**	–	1
長期投資減值準備	Provision for impairment of long-term investments	**(26)**	(9)	–
		341	343	118

6 稅項 / 6 Taxation

綜合損益結算表內之稅項組成如下：

Taxation in the consolidated profit and loss account represents:

		半年結算至二零零三年六月三十日 **Half-year ended 30 June 2003**	半年結算至二零零二年六月三十日 重新列示* *Half-year ended 30 June 2002 restated**	半年結算至二零零二年十二月三十一日 重新列示* *Half-year ended 31 December 2002 restated**
本期稅項－香港利得稅準備	**Current tax – provision for Hong Kong profits tax**			
本期稅項	Tax for the period	**839**	777	524
過往年度之稅務虧損在期內扣減	Benefit of previously unrecognised tax losses	**(3)**	(7)	(7)
過往年度稅項準備撥回	Over-provision in respect of prior years	**–**	(25)	(34)
		836	745	483
本期稅項－香港以外之稅項	**Current tax – taxation outside Hong Kong**			
本期稅項	Tax for the period	**2**	3	3
		2	3	3
遞延稅項	**Deferred tax**			
是期產生之暫時性差額及回轉	Origination and reversal of temporary differences	**31**	(3)	56
稅率上升對遞延稅項之影響	Effect of increase in tax rate on deferred tax balances	**(9)**	–	–
確認過往年度可扣減之稅務虧損額	Benefit of previously unrecognised tax losses now recognised	**(17)**	–	–
		5	(3)	56
應佔聯營公司之稅項	Share of associated companies' taxation	**3**	10	10
提撥稅項合計	Total charge for taxation	**846**	755	552
實際稅率	Effective tax rate	**14.3%**	12.6%	10.5%

**二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」（香港會計實務準則第十二號）而重新列示。詳情列於第50頁之附註26「會計政策」項下。*

**Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

本期稅項乃以二零零三年上半年本行及附屬公司在香港特別行政區經營之估計應課稅溢利按香港利得稅率百分之十七點五計算（二零零二年度為百分之十六）。於香港特別行政區以外之附屬公司及分行亦同樣按其營業所在地區之適用稅率提撥稅項準備。

The current tax was provided for based on the estimated assessable profit for the first half of 2003 and, for the Bank and subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5% (16.0% for 2002). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

6 **稅項** *(續)*

由於採納由二零零三年一月一日生效之香港會計實務準則第十二號，遞延稅項資產及負債是由財務報表之資產及負債之賬面值及課稅基礎值兩者間的暫時性差額而產生。遞延稅項資產亦可來自未扣減之稅務虧損及未運用之稅務優惠。

稅項暫時差額產生之所有遞延稅項負債，在一般情況下應全數確認，而遞延稅項資產則應在預期可取得足夠應課稅溢利作為扣減的情況下，才予以確認。

遞延稅項是按預期該等稅項負債或資產需清付或扣減時所適用之稅率計算。遞延稅項按其產生之項目性質進支損益賬或進支股東資金賬。遞延稅項資產及負債結餘，須在結算日檢討。若預期沒有足夠應課稅溢利以供稅務扣減，則須減低遞延稅項資產額。

因應採納香港會計實務準則第十二號而修訂遞延稅項會計政策，對是期損益賬及儲備賬之影響及前期賬項之調整，詳情列於第50頁之附註26「會計政策」項下。

6 **Taxation** *(continued)*

Following the adoption of the HKSSAP 12 which became effective on 1 January 2003, deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. The carrying amount of deferred tax is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

The impact of the change in accounting policy on deferred tax following the adoption of the HKSSAP 12 in the current period profit and loss account and reserves and the related prior year adjustment are set out in note 26 "Accounting policies" on page 50.

7 每股盈利

7 Earnings per share

二零零三年上半年之每股盈利乃根據溢利港幣五十億二千二百萬元（二零零二年上半年為港幣五十二億二千三百萬元）及已發行普通股加權平均數之十九億一千一百八十四萬二千七百三十六股（自二零零二年上半年以來並無變動）計算。

The calculation of earnings per share for the first half of 2003 is based on earnings of HK$5,022 million (HK$5,223 million in the first half of 2002) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2002).

8 每股股息

8 Dividends per share

		半年結算至二零零三年六月三十日 **Half-year ended 30 June 2003**		半年結算至二零零二年六月三十日 *Half-year ended 30 June 2002*		半年結算至二零零二年十二月三十一日 *Half-year ended 31 December 2002*	
		每股港幣 **per share HK$**	港幣百萬元 **HK$m**	每股港幣 *per share HK$*	港幣百萬元 *HK$m*	每股港幣 *per share HK$*	港幣百萬元 *HK$m*
第一次中期	First interim	**2.10**	**4,015**	2.10	4,015	–	–
第二次中期	Second interim	–	–	–	–	2.80	5,353
特別中期	Special interim	–	–	–	–	0.50	956
		2.10	**4,015**	2.10	4,015	3.30	6,309

9 庫存現金及短期資金

9 Cash and short-term funds

		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 *At 30 June 2002*	二零零二年十二月三十一日 *At 31 December 2002*
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**3,544**	3,873	3,518
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**58,726**	79,846	67,170
庫券	Treasury bills	**5,039**	4,719	7,096
		67,309	88,438	77,784
庫券至到期日剩餘期間：	Remaining maturity of treasury bills:			
• 三個月內	• within three months	**3,720**	3,520	5,777
• 三個月以上至一年	• one year or less but over three months	**1,319**	1,199	1,319
		5,039	4,719	7,096

10 一個月以上之定期存放同業 / 10 Placings with banks maturing after one month

		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 *At 30 June 2002*	二零零二年十二月三十一日 *At 31 December 2002*
至到期日剩餘期間：	Remaining maturity:			
• 一個月以上至三個月	• three months or less but over one month	**19,638**	32,375	27,996
• 三個月以上至一年	• one year or less but over three months	**8,100**	9,817	2,923
		27,738	42,192	30,919

11 存款證 / 11 Certificates of deposit

		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 *At 30 June 2002*	二零零二年十二月三十一日 *At 31 December 2002*
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**2,952**	3,242	1,772
• 三個月以上至一年	• one year or less but over three months	**5,915**	5,542	7,312
• 一年以上至五年	• five years or less but over one year	**20,758**	17,937	21,036
• 五年以上	• over five years	**–**	101	–
		29,625	26,822	30,120

12 持作買賣用途之證券 / 12 Securities held for dealing purposes

		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 *At 30 June 2002*	二零零二年十二月三十一日 *At 31 December 2002*
債務證券至到期日剩餘期間：	Debt securities by remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**40**	579	97
• 三個月以上至一年	• one year or less but over three months	**71**	214	90
• 一年以上至五年	• five years or less but over one year	**814**	416	890
• 五年以上	• over five years	**119**	–	121
		1,044	1,209	1,198
股票	Equity shares	**3**	–	–
		1,047	1,209	1,198

13 客戶貸款 13 Advances to customers

(甲) 客戶貸款 (a) Advances to customers

		二零零三年六月三十日 At 30 June 2003	二零零二年六月三十日 At 30 June 2002	二零零二年十二月三十一日 At 31 December 2002
客戶貸款總額	Gross advances to customers	**228,840**	228,893	227,475
特殊準備	Specific provisions	**(1,568)**	(1,710)	(1,805)
一般準備	General provisions	**(1,101)**	(1,437)	(1,108)
		226,171	225,746	224,562
至到期日剩餘期間：	Remaining maturity:			
• 即期償還	• repayable on demand	**12,162**	12,128	11,983
• 三個月內但非即期償還	• three months or less but not repayable on demand	**17,263**	15,441	18,128
• 三個月以上至一年	• one year or less but over three months	**22,512**	26,036	21,243
• 一年以上至五年	• five years or less but over one year	**85,981**	83,242	84,466
• 五年以上	• over five years	**82,189**	84,628	84,273
• 已逾期一個月以上	• overdue for more than one month	**3,062**	1,452	1,301
• 呆壞賬	• non-performing advances	**5,671**	5,966	6,081
客戶貸款總額	Gross advances to customers	**228,840**	228,893	227,475
呆壞賬準備	Provisions for bad and doubtful debts	**(2,669)**	(3,147)	(2,913)
		226,171	225,746	224,562
客戶貸款內已包括：	Included in advances to customers are:			
• 貿易票據	• trade bills	**2,309**	2,222	2,180
• 呆壞賬準備	• provisions for bad and doubtful debts	**(23)**	(66)	(78)
		2,286	2,156	2,102

13 客戶貸款 *(續)*

13 **Advances to customers** *(continued)*

(乙) 客戶貸款呆壞賬準備

(b) Provisions against advances to customers

		特殊 *Specific*	*一般* *General*	*合計* *Total*	*懸欠利息* *Suspended interest*
二零零三年一月一日結餘	At 1 January 2003	**1,805**	**1,108**	**2,913**	**404**
期內撇除	Amounts written off	**(721)**	**–**	**(721)**	**(93)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**22**	**–**	**22**	**–**
淨支取/(撥回)損益賬	Net charge/(release) to profit and loss account	**462**	**(6)**	**456**	**–**
期內懸欠利息	Interest suspended during the period	**–**	**–**	**–**	**77**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(29)**
換算調整	Exchange adjustment	**–**	**(1)**	**(1)**	**–**
二零零三年六月三十日結餘	At 30 June 2003	**1,568**	**1,101**	**2,669**	**359**

上述懸欠利息包括已於「客戶貸款」及「預付及應計收益」賬項下之應收利息賬項內所扣除之金額。

Suspended interest comprises both suspended interest netted against "Advances to customers" and suspended interest netted against accrued interest receivable in "Prepayments and accrued income".

總準備對客戶貸款比率如下：

Total provisions as a percentage of gross advances to customers are as follows:

		二零零三年六月三十日 At 30 June 2003	*二零零二年六月三十日 At 30 June 2002*	*二零零二年十二月三十一日 At 31 December 2002*
		%	%	%
特殊準備	Specific provisions	**0.69**	0.75	0.79
一般準備	General provisions	**0.48**	0.63	0.49
總準備	Total provisions	**1.17**	1.38	1.28

13 客戶貸款 (續) / 13 Advances to customers (continued)

(丙) 客戶貸款之呆壞賬及準備 / (c) Non-performing advances to customers and provisions

利息已作懸欠處理或已停止累計利息之客戶貸款呆壞賬詳列如下:

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

		二零零三年 六月三十日 **At 30 June 2003**	二零零二年 六月三十日 At 30 June 2002	二零零二年 十二月三十一日 At 31 December 2002
呆壞賬總額	Gross non-performing advances on which interest			
• 利息已作懸欠處理	• has been placed in suspense	**5,567**	5,622	5,767
• 已停止累計其利息	• accrual has ceased	**182**	479	429
		5,749	6,101	6,196
懸欠利息	Suspended interest	**(78)**	(135)	(115)
呆壞賬* (附註 13(丁))	Gross non-performing advances* (note 13(d))	**5,671**	5,966	6,081
特殊準備	Specific provisions	**(1,568)**	(1,710)	(1,805)
呆壞賬淨額	Net non-performing advances	**4,103**	4,256	4,276
特殊準備對呆壞賬* 比率	Specific provisions as a percentage of gross non-performing advances*	**27.6%**	28.7%	29.7%
呆壞賬* 對總客戶貸款比率	Gross non-performing advances* as a percentage of gross advances to customers	**2.5%**	2.6%	2.7%

* 已扣除懸欠利息列示。

* *Stated after deduction of interest in suspense.*

客戶貸款呆壞賬乃指未必能全部償還本金或其利息之貸款，而當此情況明顯出現時即被列作呆壞賬處理。呆壞賬亦包括逾期未超逾三個月但被視為無法全數償還之客戶貸款。除若干特殊情況外，所有本金或利息逾期三個月以上未償還之貸款，均作為呆壞賬處理。為呆壞賬提撥特殊準備金時，已計及有關貸款之抵押品價值。

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

13 客戶貸款 *(續)*

13 Advances to customers *(continued)*

(丁) 已逾期之客戶貸款

(d) Overdue advances to customers

已逾期三個月以上之客戶貸款及其對總客戶貸款之比率如下：

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

		二零零三年 六月三十日 **At 30 June 2003**		二零零二年 六月三十日 At 30 June 2002		二零零二年 十二月三十一日 At 31 December 2002	
			%		%		%
總客戶貸款* 之本金或利息已逾期：	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:						
• 三個月以上至六個月	• six months or less but over three months	**1,196**	**0.5**	823	0.3	934	0.4
• 六個月以上至一年	• one year or less but over six months	**1,098**	**0.5**	1,321	0.6	1,097	0.5
• 一年以上	• over one year	**2,460**	**1.1**	2,910	1.3	2,734	1.2
		4,754	**2.1**	5,054	2.2	4,765	2.1
已逾期之客戶貸款 (如上)	Overdue advances to customers (as above)	**4,754**	**2.1**	5,054	2.2	4,765	2.1
減：利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	**(1,305)**	**(0.6)**	(691)	(0.3)	(1,131)	(0.5)
加：逾期三個月或以下或未逾期，但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense						
• 列入重整客戶貸款	• included in rescheduled advances	**1,843**	**0.8**	321	0.1	1,814	0.8
• 其他	• other	**379**	**0.2**	1,282	0.6	633	0.3
呆壞賬* *(附註 13(丙))*	Gross non-performing advances* *(note 13(c))*	**5,671**	**2.5**	5,966	2.6	6,081	2.7

* *已扣除懸欠利息列示。*

**Stated after deduction of interest in suspense.*

13 客戶貸款 (續)

(丁) 已逾期之客戶貸款 (續)

有明確到期日之貸款，若其本金或利息已逾期，並於期末仍未償還，則列作逾期處理。定期分期償還之貸款，若其中一次還款逾期，而於期末仍未償還，則列作逾期處理。即期償還之貸款，若已向借款人送達還款通知，但借款人未按指示還款，或貸款已超出借款人獲通知的批准限額，而此情況持續超過上述逾期期限，亦列作逾期處理。

13 Advances to customers *(continued)*

(d) Overdue advances to customers (continued)

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

(戊) 重整之客戶貸款

重整之客戶貸款及其對總客戶貸款之比率如下:

(e) Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

		二零零三年六月三十日 **At 30 June 2003**		二零零二年六月三十日 At 30 June 2002		二零零二年十二月三十一日 At 31 December 2002	
			%		%		%
重整之客戶貸款*	Rescheduled advances to customers*	**2,958**	**1.3**	391	0.2	1,831	0.8

* 已扣除懸欠利息列示。

* *Stated after deduction of interest in suspense.*

重整之客戶貸款乃因客戶財政困難而無能力如期還款，而經雙方同意重整還款計劃之貸款。

列出之重整客戶貸款並不包括重整還款計劃後，仍逾期三個月以上之客戶貸款，該等貸款已包括於上述附註13(丁)項內。

Rescheduled advances are those advances which have been restructured or renegotiated because of deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers set out in note 13(d) above.

(己) 收回之資產

在追回呆壞賬過程中，本行可透過法院程序或由借款人自願交出而收回抵押資產。該等呆壞賬已計及有關抵押品之變現淨值提撥特殊準備。而有關抵押品亦有定期估值。於收回抵押之資產後，有關貸款將調整至該收回資產之變現淨值，以致部份貸款須從特殊準備中撇除。已收回抵押品之貸款仍然視作「客戶貸款」，並列為呆壞賬。

(f) Repossessed assets

In the recovery of non-performing advances, Hang Seng may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. Specific provisions have been made in respect of such non-performing advances taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as "Advances to customers" and classified as non-performing.

		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 At 30 June 2002	二零零二年十二月三十一日 At 31 December 2002
收回抵押資產	Repossessed collateral assets	**603**	679	638

13 客戶貸款 *(續)*

(庚) 客戶貸款之地區分類分析

客戶貸款之地區分類，是依照客戶所在之地區，經計及風險轉移之因素後而劃定。在一般情況下，若貸款之擔保人所在地有異於該客戶，則風險轉移至擔保人之所在地區。於二零零三年六月三十日，超逾百分之九十之客戶貸款及有關之呆壞賬與逾期貸款均劃分為香港地區貸款（與二零零二年六月三十日及二零零二年十二月三十一日相同）。

(辛) 客戶貸款之行業分類

按照香港金融管理局之行業分類及定義之總客戶貸款（已扣除懸欠利息）分析詳列如下:

13 Advances to customers *(continued)*

(g) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June 2003, over 90% of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the positions at 30 June 2002 and 31 December 2002).

(h) Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

		二零零三年 六月三十日 **At 30 June 2003**	二零零二年 六月三十日 At 30 June 2002	二零零二年 十二月三十一日 At 31 December 2002
在香港使用之貸款	Gross advances to customers for use in Hong Kong			
工業、商業及金融業	Industrial, commercial and financial sectors			
• 物業發展	• property development	**17,910**	19,775	19,300
• 物業投資	• property investment	**33,268**	29,952	31,507
• 金融企業	• financial concerns	**3,681**	2,121	2,071
• 股票經紀	• stockbrokers	**154**	199	219
• 批發及零售業	• wholesale and retail trade	**4,097**	3,755	3,941
• 製造業	• manufacturing	**2,096**	2,032	2,037
• 運輸及運輸設備	• transport and transport equipment	**8,885**	9,671	9,238
• 其他	• other	**20,158**	19,129	19,521
		90,249	86,634	87,834
個人	Individuals			
• 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」之住宅按揭貸款	• advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**32,840**	36,752	35,050
• 購買其他住宅物業之按揭貸款	• advances for the purchase of other residential properties	**77,972**	78,937	78,518
• 信用卡貸款	• credit card advances	**5,186**	5,419	5,578
• 其他	• other	**6,283**	6,944	6,251
		122,281	128,052	125,397
在香港使用之貸款總額	Total gross advances for use in Hong Kong	**212,530**	214,686	213,231
貿易融資	Trade finance	**11,029**	10,002	9,751
在香港以外使用之貸款	Gross advances for use outside Hong Kong	**5,281**	4,205	4,493
客戶貸款總額	Gross advances to customers	**228,840**	228,893	227,475

14 長期投資　14 Long-term investments

(甲) 長期投資之賬面價值　(a) Carrying value of long-term investments

		賬面價值 Carrying Value		
		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 *At 30 June 2002*	二零零二年十二月三十一日 *At 31 December 2002*
持至期滿之債務證券	**Held-to-maturity debt securities**			
由公共機構發行	Issued by public bodies			
• 中央政府及中央銀行	• central governments and central banks	**10,413**	6,940	10,664
• 其他公共機構	• other public sector entities	**12,874**	8,375	9,219
		23,287	15,315	19,883
由其他機構發行	Issued by other bodies			
• 同業及其他金融機構	• banks and other financial institutions	**58,608**	21,229	40,011
• 企業	• corporate entities	**15,368**	15,428	16,960
		73,976	36,657	56,971
		97,263	51,972	76,854
股票投資	**Equity investments**			
由企業發行	Issued by corporate entities	**1,814**	2,946	2,315
		99,077	54,918	79,169
持至期滿之債務證券	**Held-to-maturity debt securities**			
在香港上市	Listed in Hong Kong	**2,436**	1,167	2,340
在香港以外地區上市	Listed outside Hong Kong	**22,513**	15,368	19,551
		24,949	16,535	21,891
非上市	Unlisted	**72,314**	35,437	54,963
		97,263	51,972	76,854
股票投資	**Equity investments**			
在香港上市	Listed in Hong Kong	**1,085**	2,189	1,603
在香港以外地區上市	Listed outside Hong Kong	**64**	82	70
		1,149	2,271	1,673
非上市	Unlisted	**665**	675	642
		1,814	2,946	2,315
		99,077	54,918	79,169

持至期滿之債務證券以成本值列示，並已計及由購入時起至期滿時止溢價之攤銷及折價之遞增。股票投資以公平價值扣除減值列賬。

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.

14 長期投資 *(續)* 14 **Long-term investments** *(continued)*

(乙) 持至期滿之債務證券之公平價值 *(b) Fair value of held-to-maturity debt securities*

		公平價值 *Fair Value*		
		二零零三年 六月三十日 At 30 June 2003	二零零二年 六月三十日 At 30 June 2002	二零零二年 十二月三十一日 At 31 December 2002
持至期滿之債務證券	**Held-to-maturity debt securities**			
由公共機構發行	Issued by public bodies			
• 中央政府及中央銀行	• central governments and central banks	**10,673**	7,055	10,924
• 其他公共機構	• other public sector entities	**13,465**	8,649	9,645
		24,138	15,704	20,569
由其他機構發行	Issued by other bodies			
• 同業及其他金融機構	• banks and other financial institutions	**59,018**	21,278	40,213
• 企業	• corporate entities	**15,682**	15,549	17,241
		74,700	36,827	57,454
		98,838	52,531	78,023
持至期滿之債務證券	**Held-to-maturity debt securities**			
在香港上市	Listed in Hong Kong	**2,515**	1,182	2,403
在香港以外地區上市	Listed outside Hong Kong	**22,800**	15,494	19,777
		25,315	16,676	22,180
非上市	Unlisted	**73,523**	35,855	55,843
		98,838	52,531	78,023

(丙) 持至期滿之債務證券按到期日分析 *(c) Maturity analysis of held-to-maturity debt securities*

上述持至期滿之債務證券按到期日分析（即由結算日至合約期滿日之剩餘期間）詳列如下:

The maturity profile of the above held-to-maturity debt securities categorised by the remaining period from the balance sheet date to the contractual maturity date is as follows:

		賬面價值 *Carrying Value*		
		二零零三年 六月三十日 At 30 June 2003	二零零二年 六月三十日 At 30 June 2002	二零零二年 十二月三十一日 At 31 December 2002
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**7,959**	7,532	14,875
• 三個月以上至一年	• one year or less but over three months	**12,580**	10,667	8,911
• 一年以上至五年	• five years or less but over one year	**72,966**	31,481	50,807
• 五年以上	• over five years	**3,758**	2,292	2,261
		97,263	51,972	76,854

15 其他資產 15 Other assets

		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 重新列示* At 30 June 2002 restated*	二零零二年十二月三十一日 重新列示* At 31 December 2002 restated*
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現盈利	Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**1,117**	876	981
遞延税項	Deferred taxation	**55**	106	73
同業結算應收賬項	Items in the course of collection from other banks	**2,945**	3,756	2,886
預付及應計收益	Prepayments and accrued income	**2,403**	2,040	2,143
照應保單持有人權益之長期保險資產	Long-term assurance assets attributable to policy holders	**3,763**	–	2,897
其他賬項	Other accounts	**3,232**	1,862	3,340
		13,515	8,640	12,320
至到期日剩餘期間：	Remaining maturity:			
• 三個月內	• three months or less	**6,551**	6,874	6,929
• 三個月以上至一年	• one year or less but over three months	**1,894**	621	637
• 一年以上至五年	• five years or less but over one year	**199**	947	968
• 五年以上	• over five years	**4,826**	162	3,745
		13,470	8,604	12,279
• 已逾期**	• overdue**			
– 三個月以上至六個月	– six months or less but over three months	**7**	5	5
– 六個月以上至一年	– one year or less but over six months	**9**	7	9
– 一年以上	– over one year	**29**	24	27
		45	36	41
		13,515	8,640	12,320

* *二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得税項」（香港會計實務準則第十二號）而重新列示。詳情列於第50頁之附註26「會計政策」項下。*

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

** *主要為包括在「預付及應計收益」項下之逾期應收利息。*

** *Represented mainly by overdue interest receivable included under "Prepayments and accrued income".*

16 往來、儲蓄及其他存款

16 Current, savings and other deposit accounts

		二零零三年 六月三十日 **At 30 June 2003**	二零零二年 六月三十日 *At 30 June 2002*	二零零二年 十二月三十一日 *At 31 December 2002*
客戶存款	Customer deposit accounts			
• 往來存款	• current accounts	**38,854**	32,548	36,242
• 儲蓄存款	• savings accounts	**165,717**	146,910	154,476
• 定期及其他存款	• time and other deposits	**204,445**	211,020	206,973
發出存款證	Certificates of deposit in issue	**10,014**	17,809	15,916
發出其他債務證券	Other debt securities in issue	**53**	8	86
		419,083	408,295	413,693
客戶存款	**Customer deposit accounts**			
可即時提取	Repayable on demand	**232,393**	223,161	210,351
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:			
• 三個月內但無須即時提取	• three months or less but not repayable on demand	**166,328**	159,948	180,380
• 三個月以上至一年	• one year or less but over three months	**9,029**	6,973	6,701
• 一年以上至五年	• five years or less but over one year	**1,266**	396	259
		409,016	390,478	397,691
發出存款證	**Certificates of deposit in issue**			
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但無須即時提取	• three months or less but not repayable on demand	**2,121**	6,836	2,887
• 三個月以上至一年	• one year or less but over three months	**2,981**	8,827	9,635
• 一年以上至五年	• five years or less but over one year	**4,727**	1,781	3,189
• 五年以上	• over five years	**185**	365	205
		10,014	17,809	15,916
發出其他債務證券	**Other debt securities in issue**			
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但無須即時提取	• three months or less but not repayable on demand	**–**	8	48
• 三個月以上至一年	• one year or less but over three months	**53**	–	38
		53	8	86
		419,083	408,295	413,693

17 同業存款 17 Deposits from banks

		二零零三年六月三十日 At 30 June 2003	二零零二年六月三十日 At 30 June 2002	二零零二年十二月三十一日 At 31 December 2002
即時償還	Repayable on demand	**854**	1,146	555
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:			
• 三個月內但無須即時償還	• three months or less but not repayable on demand	**1,439**	1,137	515
• 三個月以上至一年	• one year or less but over three months	**66**	4	2
		2,359	2,287	1,072

18 其他負債 18 Other liabilities

		二零零三年六月三十日 At 30 June 2003	二零零二年六月三十日 重新列示* At 30 June 2002 restated*	二零零二年十二月三十一日 重新列示* At 31 December 2002 restated*
證券空倉	Short positions in securities	**5,604**	5,267	2,916
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現虧損	Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**1,072**	726	832
本期税項	Current taxation	**921**	998	249
遞延税項	Deferred taxation	**601**	605	635
同業結算應付賬項	Items in the course of transmission to other banks	**4,030**	4,253	4,629
應計及遞延收入	Accruals and deferred income	**1,531**	1,303	1,668
負債及支付準備	Provisions for other liabilities and charges	**384**	329	313
照應保單持有人權益之長期保險負債	Long-term liabilities attributable to policy holders	**3,763**	–	2,897
其他負債	Other	**944**	1,103	606
		18,850	14,584	14,745

*二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」（香港會計實務準則第十二號）而重新列示。詳情列於第50頁之附註26「會計政策」項下。

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

19 股東資金

19 Shareholders' funds

		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 重新列示* *At 30 June 2002 restated**	二零零二年十二月三十一日 重新列示* *At 31 December 2002 restated**
股本	Share capital	**9,559**	9,559	9,559
保留溢利	Retained profits	**20,504**	21,005	19,440
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	**5,906**	7,319	6,667
長期股票投資重估儲備	Long-term equity investment revaluation reserve	**647**	1,619	1,011
資本贖回儲備	Capital redemption reserve	**99**	99	99
總儲備	Total reserves	**27,156**	30,042	27,217
		36,715	39,601	36,776
擬派股息	Proposed dividends	**4,015**	4,015	6,309
股東資金	Shareholders' funds	**40,730**	43,616	43,085
平均股東資金回報率	Return on average shareholders' funds	**24.4%**	24.1%	21.9%

於二零零三年上半年，本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the first half of 2003.

** 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」（香港會計實務準則第十二號）而重新列示。詳情列於第50頁之附註26「會計政策」項下。*

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 26 "Accounting policies" on page 50.*

20 資本管理 20 Capital resources management

資本基礎及風險加權資產分析 Analysis of capital base and risk-weighted assets

		二零零三年六月三十日 At 30 June 2003	二零零二年六月三十日 At 30 June 2002	二零零二年十二月三十一日 At 31 December 2002
資本基礎	**Capital base**			
第一級資本	Tier 1 capital			
• 股本	• share capital	**9,559**	9,559	9,559
• 保留溢利	• retained profits	**19,919**	20,533	18,795
• 資本贖回儲備	• capital redemption reserve	**99**	99	99
• 合計	• total	**29,577**	30,191	28,453
第二級資本	Tier 2 capital			
• 行址及投資物業重估儲備	• premises and investment properties revaluation reserves	**4,160**	5,674	5,153
• 長期股票投資重估儲備	• long-term equity investment revaluation reserve	**459**	1,056	705
• 客戶貸款一般準備	• general provisions	**1,101**	1,437	1,108
• 合計	• total	**5,720**	8,167	6,966
扣除未綜合計算之投資及其他項目	Unconsolidated investments and other deductions	**(1,404)**	(1,608)	(1,376)
總資本基礎	Total capital base after deductions	**33,893**	36,750	34,043
風險加權資產	**Risk-weighted assets**			
資產負債表內	On-balance sheet	**226,484**	224,802	222,758
資產負債表外	Off-balance sheet	**14,243**	14,058	16,262
總風險加權資產	Total risk-weighted assets	**240,727**	238,860	239,020
包括市場風險後之總風險加權資產	Total risk-weighted assets adjusted for market risk	**241,300**	239,200	239,426
資本充足比率	**Capital adequacy ratios**			
經調整市場風險後	After adjusting for market risk			
• 第一級比率*	• tier 1*	**12.3%**	12.6%	11.9%
• 總比率*	• total*	**14.0%**	15.4%	14.2%
未調整市場風險	Before adjusting for market risk			
• 第一級比率	• tier 1	**12.3%**	12.6%	11.9%
• 總比率	• total	**14.1%**	15.4%	14.2%

*此等資本比率在計算時依照香港金融管理局之監管政策手冊內有關指引包括市場風險。

The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

21 流動資金比率

21 Liquidity ratio

根據香港銀行業條例附表四之準則計算，期內之平均流動資金比率為：

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

		半年結算至 二零零三年 六月三十日 **Half-year ended 30 June 2003**	半年結算至 二零零二年 六月三十日 Half-year ended 30 June 2002	半年結算至 二零零二年 十二月三十一日 Half-year ended 31 December 2002
本行及其經營銀行業務之主要附屬公司	The Bank and its major banking subsidiaries	**45.0%**	43.4%	45.5%

22 現金流量對賬表

22 Reconciliation of cash flow statement

(甲) 營業溢利與來自營業活動之淨現金流量對賬表

(a) Reconciliation of operating profit to net cash flow from operating activities

		半年結算至 二零零三年 六月三十日 **Half-year ended 30 June 2003**	半年結算至 二零零二年 六月三十日 Half-year ended 30 June 2002
營業溢利	Operating profit	**5,617**	5,568
淨利息收入	Net interest income	**(5,220)**	(5,453)
股息收入	Dividend income	**(37)**	(53)
呆壞賬準備	Provisions for bad and doubtful debts	**456**	281
折舊	Depreciation	**171**	174
長期投資之攤銷	Amortisation of long-term investments	**17**	(42)
減除收回後之貸款撇賬淨額	Advances written off net of recoveries	**(700)**	(624)
收回利息	Interest received	**5,413**	6,736
已繳利息	Interest paid	**(1,462)**	(2,294)
營運資金變動前之營業溢利	**Operating profit before changes in working capital**	**4,255**	4,293
現金及短期資金之變動	Change in cash and short-term funds	**889**	1,499
一個月以上到期之定期存放同業之變動	Change in placings with banks repayable after one month	**3,181**	(976)
存款證之變動	Change in certificates of deposit	**676**	(3,374)
持作買賣用途之證券之變動	Change in securities held for dealing purposes	**151**	958
客戶貸款之變動	Change in advances to customers	**(1,365)**	(2,967)
直屬控股公司及同母系附屬公司欠款之變動	Change in amounts due from immediate holding company and fellow subsidiary companies	**(357)**	(455)
其他資產之變動	Change in other assets	**(1,213)**	(57)
客戶存款之變動	Change in customer deposit accounts	**11,325**	(5,286)
發出債務證券之變動	Change in debt securities in issue	**(5,935)**	(747)
同業存款之變動	Change in deposits from banks	**1,287**	(335)
直屬控股公司及同母系附屬公司存款之變動	Change in amounts due to immediate holding company and fellow subsidiary companies	**(858)**	845
其他負債之變動	Change in other liabilities	**3,487**	1,759
撇除換算差額及其他非現金項目	Elimination of exchange differences and other non-cash items	**(5,399)**	(3,985)
營業活動產生之現金	**Cash generated from operating activities**	**10,124**	(8,828)
已繳稅款	Taxation paid	**(11)**	(68)
來自營業活動之現金流入/(流出)淨額	**Net cash inflow/(outflow) from operating activities**	**10,113**	(8,896)

22 現金流量對賬表 (續)　22 Reconciliation of cash flow statement (continued)

(乙) 現金及等同現金項目結餘分析　(b) Analysis of the balances of cash and cash equivalents

		二零零三年六月三十日 At 30 June 2003	二零零二年六月三十日 At 30 June 2002
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**4,014**	4,244
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**61,574**	82,455
庫券	Treasury bills	**1,363**	2,415
存款證	Certificates of deposit	**229**	398
		67,180	89,512

綜合現金流量結算表已重新排列，以符合香港會計實務準則第十五號「現金流量結算表」之要求。比較數字亦重新分類，以符合是期之賬項編排。綜合現金流量結算表中之現金及等同現金項目包括庫存現金及一個月內到期之定期存放同業資金，及由購買日起計三個月內到期之庫券及存款證。

The presentation of the consolidated cash flow statements has been regrouped to comply with the Hong Kong Statement of Standard Accounting Practice 15 (HKSSAP 15) on "Cash Flow Statement". The comparative figures have been reclassified to conform with the current period's presentation. For the purpose of the cash flow statement, cash and cash equivalents comprise cash and balances with banks maturing within one month, and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition.

23 或有債務、承擔及衍生工具　23 Contingent liabilities, commitments and derivatives

(甲) 合約金額、信貸之相等金額及風險加權金額　(a) Contract amount, credit equivalent amount and risk-weighted amount

		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
二零零三年六月三十日	*At 30 June 2003*			
或有債務：	**Contingent liabilities:**			
擔保	Guarantees	**10,974**	**10,795**	**3,650**
承擔：	**Commitments:**			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**7,142**	**1,429**	**1,422**
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	**64,708**	**–**	**–**
• 一年及以上	• one year and over	**19,539**	**9,770**	**8,444**
其他	Other	**38**	**38**	**38**
		91,427	**11,237**	**9,904**
滙率合約：	**Exchange rate contracts:**			
即期及遠期外滙交易	Spot and forward foreign exchange	**84,812**	**1,072**	**264**
其他滙率合約	Other exchange rate contracts	**42,140**	**379**	**86**
		126,952	**1,451**	**350**
利率合約：	**Interest rate contracts:**			
利率掉期	Interest rate swaps	**78,220**	**1,366**	**336**
其他利率合約	Other interest rate contracts	**13,281**	**6**	**3**
		91,501	**1,372**	**339**
其他衍生工具合約	**Other derivative contracts**	**108**	**4**	**1**

23 或有債務、承擔及衍生工具(續) 23 Contingent liabilities, commitments and derivatives *(continued)*

(甲)合約金額、信貸之相等金額及風險加權金額(續) (a) Contract amount, credit equivalent amount and risk-weighted amount *(continued)*

		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
二零零二年六月三十日	*At 30 June 2002*			
或有債務：	**Contingent liabilities:**			
擔保	Guarantees	14,635	14,481	4,311
承擔：	**Commitments:**			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	7,470	1,501	1,492
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	65,755	–	–
• 一年及以上	• one year and over	16,668	8,334	7,656
其他	Other	47	47	47
		89,940	9,882	9,195
滙率合約：	**Exchange rate contracts:**			
即期及遠期外滙交易	Spot and forward foreign exchange	106,446	1,016	248
其他滙率合約	Other exchange rate contracts	11,855	168	42
		118,301	1,184	290
利率合約：	**Interest rate contracts:**			
利率掉期	Interest rate swaps	52,200	1,077	261
其他利率合約	Other interest rate contracts	16,550	–	–
		68,750	1,077	261
其他衍生工具合約	**Other derivative contracts**	16	–	–

23 或有債務、承擔及衍生工具(續) 23 Contingent liabilities, commitments and derivatives (continued)

(甲) 合約金額、信貸之相等金額及風險加權金額(續) (a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
二零零二年十二月三十一日	At 31 December 2002			
或有債務：	**Contingent liabilities:**			
擔保	Guarantees	13,864	13,717	4,321
承擔：	**Commitments:**			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	6,982	1,400	1,394
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	65,110	–	–
• 一年及以上	• one year and over	21,565	10,783	9,840
其他	Other	41	41	41
		93,698	12,224	11,275
滙率合約：	**Exchange rate contracts:**			
即期及遠期外滙交易	Spot and forward foreign exchange	73,607	894	251
其他滙率合約	Other exchange rate contracts	24,104	261	55
		97,711	1,155	306
利率合約：	**Interest rate contracts:**			
利率掉期	Interest rate swaps	64,443	1,454	357
其他利率合約	Other interest rate contracts	7,969	8	2
		72,412	1,462	359
其他衍生工具合約	**Other derivative contracts**	177	6	1

上表列出資產負債表以外交易之名義合約金額、信貸之相等金額及風險加權金額。計算信貸之相等金額，乃用作推算風險加權金額之用。此等金額乃根據香港銀行業條例附表三有關資本充足比率之準則而估算，並視乎對等機構之信譽及期限特性而定。如屬或有債務及承擔，則風險加權幅度為零至百分之一百，如屬滙率、利率及其他衍生工具合約，則風險加權幅度為零至百分之五十。

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, interest rate and other derivative contracts.

23 或有債務、承擔及衍生工具*(續)*

(甲) 合約金額、信貸之相等金額及風險加權金額(續)

或有債務及承擔均屬與信貸有關之工具，包括票據承兌、信用證、擔保書及提供信貸之承擔。所涉及之風險基本上與向客戶提供貸款之風險相同，故處理此類交易時，等同審批客戶之貸款申請，需要符合信貸條件、組合管理及抵押品之要求。由於此類信貸便利可能在未運用前已到期，故合約金額之總數並不代表未來現金之需求。

資產負債表以外之金融工具來自外滙、利率及股票等市場上所進行之期貨、遠期、掉期及期權等交易。

此等工具之合約金額顯示結算當日尚未到期之交易數量，但並不代表風險數額。此等工具之信貸相等金額乃根據香港銀行業條例附表三之準則計算，即為按市值重估後具正數值之合約價值及潛在之遠期信貸風險兩者之總數。

23 Contingent liabilities, commitments and derivatives *(continued)*

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

(乙) 重置成本

(b) Replacement cost

		二零零三年六月三十日 **At 30 June 2003**	二零零二年六月三十日 *At 30 June 2002*	二零零二年十二月三十一日 *At 31 December 2002*
滙率合約	Exchange rate contracts	**738**	501	485
利率合約	Interest rate contracts	**1,072**	879	1,231
其他衍生工具合約	Other derivative contracts	**1**	–	1
		1,811	1,380	1,717

合約之重置成本代表所有按市值重估後具正數值之合約（包括非買賣用途之合約）價值，而該等合約並無作任何雙邊淨額結算之安排。

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

24 按類分析

(甲) 業務類別

按類分析資料以業務類別及地理區域列示。由於按業務類別分析所得資料較適用於恒生之營運及財務決策，故被應用作主要按類分析。

按類分析下之收入劃分，是反映各業務類別或地理區域，透過內部資本分配和資金調撥機制獲分派之資本及其他資金所賺取之回報。成本分配則以各業務或區域之直接成本及分攤之管理費用計算。各類業務使用恒生自置物業，按市值計算之租金反映於「其他業務」項下之跨業務收入及各業務類別之跨業務支出內。

恒生之業務分為五大類別。個人銀行業務為個人客戶提供銀行（包括存款、信用卡、按揭及其他零售貸款）及理財服務（包括保險及投資）。商業銀行業務負責促進與中小型企業客戶之關係及提供貿易融資服務。工商及金融機構業務負責向大型企業及機構客戶提供服務。至於財資業務則從事同業及資本市場活動以及銀行本身之買賣，管理流動資金以及銀行業務所產生之其他涉及市場風險之持倉。其他業務主要包括管理股東資金、行址投資、物業投資及長期證券投資。

24 Segmental analysis

(a) By business segment

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" segment and inter-segment expenses for the respective business segments.

Hang Seng comprises five business segments. Personal financial services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

24 按類分析 *(續)* 24 Segmental analysis *(continued)*

(甲) 業務類別 (續) (a) By business segment *(continued)*

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至 二零零三年六月三十日	*Half-year ended 30 June 2003*							
收入及支出	Income and expenses							
淨利息收入	Net interest income	3,186	501	271	901	361	–	5,220
其他營業收入	Other operating income	1,705	464	105	228	172	–	2,674
跨業務收入	Inter-segment income	–	–	–	–	173	(173)	–
總營業收入	Total operating income	4,891	965	376	1,129	706	(173)	7,894
營業支出*	Operating expenses*	(1,157)	(383)	(52)	(66)	(163)	–	(1,821)
跨業務支出	Inter-segment expenses	(138)	(29)	(3)	(3)	–	173	–
扣除準備金前之營業溢利	Operating profit before provisions	3,596	553	321	1,060	543	–	6,073
呆壞賬準備	Provisions for bad and doubtful debts	(570)	71	43	–	–	–	(456)
營業溢利	Operating profit	3,026	624	364	1,060	543	–	5,617
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	12	28	–	40	261	–	341
重估物業淨減值	Net deficit on property revaluation	–	–	–	–	(48)	–	(48)
應佔聯營公司之溢利	Share of profits of associated company	–	–	–	–	18	–	18
除稅前一般業務溢利	Profit on ordinary activities before tax	3,038	652	364	1,100	774	–	5,928
營業溢利（不包括跨業務交易）	Operating profit (excluding inter-segment transactions)	3,164	653	367	1,063	370	–	5,617
* 包括折舊	* Including depreciation	(63)	(11)	(1)	(1)	(95)	–	(171)
二零零三年六月三十日	*At 30 June 2003*							
總資產	Total assets	134,547	28,246	67,731	229,219	22,565	–	482,308
總負債	Total liabilities	324,132	71,354	16,948	10,839	17,776	–	441,049
聯營公司投資	Investments in associated company	–	–	–	–	675	–	675
期內資本開支	Capital expenditure incurred during the period	48	10	2	1	23	–	84

24 按類分析 (續) 24 Segmental analysis (continued)

(甲) 業務類別 (續) (a) By business segment (continued)

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至 二零零二年六月三十日	Half-year ended 30 June 2002							
收入及支出	Income and expenses							
淨利息收入	Net interest income	3,334	507	324	863	425	–	5,453
其他營業收入	Other operating income	1,303	426	132	161	190	–	2,212
跨業務收入	Inter-segment income	–	–	–	–	207	(207)	–
總營業收入	Total operating income	4,637	933	456	1,024	822	(207)	7,665
營業支出*	Operating expenses*	(1,179)	(353)	(54)	(61)	(169)	–	(1,816)
跨業務支出	Inter-segment expenses	(167)	(33)	(4)	(3)	–	207	–
扣除準備金前之營業溢利	Operating profit before provisions	3,291	547	398	960	653	–	5,849
呆壞賬準備	Provisions for bad and doubtful debts	(383)	2	82	–	18	–	(281)
營業溢利	Operating profit	2,908	549	480	960	671	–	5,568
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	21	28	–	75	219	–	343
應佔聯營公司之溢利	Share of profits of associated companies	45	–	–	–	22	–	67
除稅前一般業務溢利	Profit on ordinary activities before tax	2,974	577	480	1,035	912	–	5,978
營業溢利（不包括跨業務交易）	Operating profit (excluding inter-segment transactions)	3,075	582	484	963	464	–	5,568
*包括折舊	*Including depreciation	(60)	(11)	(2)	(1)	(100)	–	(174)
二零零二年六月三十日	At 30 June 2002							
總資產	Total assets	136,420	24,752	64,673	219,769	25,064	–	470,678
總負債	Total liabilities	309,819	66,064	12,772	11,935	26,472	–	427,062
聯營公司投資	Investments in associated companies	368	–	–	–	683	–	1,051
期內資本開支	Capital expenditure incurred during the period	61	9	1	1	20	–	92

24 按類分析 *(續)*　24 Segmental analysis *(continued)*

(甲) 業務類別 *(續)*　(a) By business segment *(continued)*

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至二零零二年十二月三十一日	*Half-year ended 31 December 2002*							
收入及支出	Income and expenses							
淨利息收入	Net interest income	3,249	516	316	868	403	–	5,352
其他營業收入	Other operating income	1,119	455	121	189	186	–	2,070
跨業務收入	Inter-segment income	–	–	–	–	201	(201)	–
總營業收入	Total operating income	4,368	971	437	1,057	790	(201)	7,422
營業支出*	Operating expenses*	(1,271)	(450)	(57)	(71)	(167)	–	(2,016)
跨業務支出	Inter-segment expenses	(160)	(34)	(4)	(3)	–	201	–
扣除準備金前之營業溢利	Operating profit before provisions	2,937	487	376	983	623	–	5,406
呆壞賬準備	Provisions for bad and doubtful debts	(402)	46	84	–	(18)	–	(290)
營業溢利	Operating profit	2,535	533	460	983	605	–	5,116
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	–	–	–	(30)	148	–	118
重估物業淨減值	Net deficit on property revaluation	–	–	–	–	(36)	–	(36)
應佔聯營公司之溢利	Share of profits of associated companies	43	–	–	–	23	–	66
除稅前一般業務溢利	Profit on ordinary activities before tax	2,578	533	460	953	740	–	5,264
營業溢利（不包括跨業務交易）	Operating profit (excluding inter-segment transactions)	2,695	567	464	986	404	–	5,116
*包括折舊	*Including depreciation	(65)	(11)	(1)	(1)	(100)	–	(178)
二零零二年十二月三十一日	*At 31 December 2002*							
總資產	Total assets	137,762	25,937	64,783	222,879	23,293	–	474,654
總負債	Total liabilities	317,076	70,538	11,746	8,360	23,405	–	431,125
聯營公司投資	Investments in associated companies	–	–	–	–	672	–	672
期內資本開支	Capital expenditure incurred during the period	59	12	3	1	28	–	103

24 按類分析 (續) 24 Segmental analysis (continued)

(乙) 地理區域分類 (b) By geographical region

地理區域分類之分析乃按附屬公司之主要營業地點或按銀行負責滙報業績或貸出款項之總行或分行所在地劃分。

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

		半年結算至二零零三年六月三十日 **Half-year ended 30 June 2003**		半年結算至二零零二年六月三十日 *Half-year ended 30 June 2002*		半年結算至二零零二年十二月三十一日 *Half-year ended 31 December 2002*	
			%		%		%
總營業收入 (已扣除利息支出)	Total operating income (net of interest expense)						
香港	Hong Kong	**7,196**	**91**	6,794	89	6,499	88
美洲	Americas	**661**	**8**	835	11	886	12
其他	Other	**37**	**1**	36	–	37	–
		7,894	**100**	7,665	100	7,422	100
除稅前一般業務溢利	Profit on ordinary activities before tax						
香港	Hong Kong	**5,238**	**88**	5,105	85	4,369	83
美洲	Americas	**648**	**11**	833	14	866	16
其他	Other	**42**	**1**	40	1	29	1
		5,928	**100**	5,978	100	5,264	100
期內資本開支	Capital expenditure incurred during the period						
香港	Hong Kong	**78**	**93**	91	99	96	93
美洲	Americas	**–**	**–**	–	–	1	1
其他	Other	**6**	**7**	1	1	6	6
		84	**100**	92	100	103	100

24 按類分析 *(續)*

(乙) 地理區域分類 *(續)*

24 Segmental analysis *(continued)*

(b) By geographical region (continued)

		二零零三年六月三十日 **At 30 June 2003**		二零零二年六月三十日 *At 30 June 2002*		二零零二年十二月三十一日 *At 31 December 2002*	
			%		%		%
總資產	Total assets						
香港	Hong Kong	**408,425**	**85**	360,773	77	394,165	83
美洲	Americas	**65,882**	**14**	103,615	22	72,359	15
其他	Other	**8,001**	**1**	6,290	1	8,130	2
		482,308	**100**	470,678	100	474,654	100
總負債	Total liabilities						
香港	Hong Kong	**426,991**	**97**	413,662	97	416,388	97
美洲	Americas	**9,718**	**2**	9,352	2	9,444	2
其他	Other	**4,340**	**1**	4,048	1	5,293	1
		441,049	**100**	427,062	100	431,125	100
或有債務及承擔	Contingent liabilities and commitments						
香港	Hong Kong	**106,429**	**99**	103,923	99	106,470	99
美洲	Americas	**–**	**–**	–	–	–	–
其他	Other	**1,092**	**1**	652	1	1,092	1
		107,521	**100**	104,575	100	107,562	100

25 跨國債權

跨國債權包括應收賬項及貸款、銀行存放同業結餘及持有存款證、票據、本票、商業票據和其他可轉讓債務工具及包括上述資產之應計利息與過期未付利息。債權分類是依照交易對手所在之地區，經計及風險轉移因素後而劃定。若債權之擔保人所在地區有異於交易對手所在之地區，則風險轉移至擔保人之所在地區。若屬銀行及金融機構之分行債權，其風險將轉移至該銀行或金融機構之總行所在地區。個別國家或區域經計及風險轉移後佔跨國債權總額百分之十或以上之債權總額詳列如下：

25 Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10% or more of the aggregate cross border claims are shown as follows:

		同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Public Sector Entities	其他 Other	合計 Total
二零零三年六月三十日	*At 30 June 2003*				
不包括香港在內的亞太區	Asia-Pacific excluding Hong Kong				
• 澳洲	• Australia	19,793	151	1,304	21,248
• 其他	• other	21,832	804	3,238	25,874
		41,625	955	4,542	47,122
美洲	The Americas				
• 加拿大	• Canada	16,608	8,945	264	25,817
• 其他	• other	8,873	6,524	8,169	23,566
		25,481	15,469	8,433	49,383
西歐	Western Europe				
• 德國	• Germany	20,595	1,069	402	22,066
• 英國	• United Kingdom	22,395	16	3,551	25,962
• 其他	• other	46,022	2,071	3,531	51,624
		89,012	3,156	7,484	99,652

25 跨國債權 *(續)* 25 Cross border claims *(continued)*

		同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Public Sector Entities	其他 Other	合計 Total
二零零二年六月三十日	*At 30 June 2002*				
不包括香港在內的亞太區	Asia-Pacific excluding Hong Kong				
• 澳洲	• Australia	16,875	480	2,159	19,514
• 其他	• other	28,714	954	3,269	32,937
		45,589	1,434	5,428	52,451
美洲	The Americas				
• 加拿大	• Canada	14,311	5,590	150	20,051
• 其他	• other	6,969	4,859	6,969	18,797
		21,280	10,449	7,119	38,848
西歐	Western Europe				
• 德國	• Germany	26,277	1,209	120	27,606
• 英國	• United Kingdom	21,595	83	2,624	24,302
• 其他	• other	50,056	1,675	2,535	54,266
		97,928	2,967	5,279	106,174
二零零二年十二月三十一日	*At 31 December 2002*				
不包括香港在內的亞太區	Asia-Pacific excluding Hong Kong				
• 澳洲	• Australia	19,259	2,819	2,265	24,343
• 其他	• other	24,228	841	3,175	28,244
		43,487	3,660	5,440	52,587
美洲	The Americas				
• 加拿大	• Canada	11,105	7,699	440	19,244
• 其他	• other	6,136	4,557	7,199	17,892
		17,241	12,256	7,639	37,136
西歐	Western Europe				
• 德國	• Germany	21,349	1,312	548	23,209
• 英國	• United Kingdom	22,623	–	4,051	26,674
• 其他	• other	47,654	2,557	2,810	53,021
		91,626	3,869	7,409	102,904

26 會計政策

除下列外，製備本中期報告所載之資料所採用之各項會計政策與二零零二年度財務報告所列一致。

利得稅項

往年，遞延稅項是因會計及稅務對收支處理引起的所有重大時差，預計在可見未來可能引致的稅項責任，按負債法提撥準備。遞延稅項資產，除非有充足理由確定在可見將來實現才會確認入賬。由二零零三年一月一日起，恒生改變有關遞延稅項之政策，以符合香港會計師公會發出香港會計實務準則第十二號（修訂）「利得稅項」(香港會計實務準則第十二號) 之要求。新政策詳列於第 20 頁之附註 6「稅項」項下。

綜合資產負債表內之遞延稅項資產及負債主要組合以及二零零三年上半年本行採納香港會計實務準則第十二號後之變動如下：

26 Accounting policies

This interim report has been prepared on a basis consistent with the accounting policies adopted in the 2002 financial statements except for the following.

Income Tax

In prior years, deferred tax liabilities were provided for using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, Hang Seng has changed its policy for deferred tax in order to comply with Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income Taxes" issued by the Hong Kong Society of Accountants. Details of the new policy are set out in the note 6 "Taxation" on page 20.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2003 showing the impact of the adoption of HKSSAP 12, are as follows:

		折舊限額超逾有關折舊 Depreciation allowances in excess of related depreciation	*物業及股票重估 Revaluation of properties and equities*	*一般準備 General provisions*	*其他 Other*	*合計 Total*
二零零三年一月一日	At 1 January 2003	20	685	(177)	34	562
支取/(進誌)損益賬	Charged/(credited) to profit and loss account					
• 未採納香港會計實務準則第十二號	• without adopting HKSSAP 12	–	–	–	37	37
• 採納香港會計實務準則第十二號	• adopting HKSSAP 12	5	(10)	(16)	(11)	(32)
進誌儲備賬	Credited to reserves	–	(21)	–	–	(21)
二零零三年六月三十日	At 30 June 2003	25	654	(193)	60	546

26 會計政策 *(續)*

二零零三年六月三十日之綜合資產負債表內之遞延稅項資產及負債之結餘分別為港幣五千五百萬元及港幣六億零一百萬元（二零零二年十二月三十一日則分別為港幣七千三百萬元及港幣六億三千五百萬元）。

採納香港會計實務準則第十二號導致會計政策改變並追溯至前期。前期賬項因而作出調整。故二零零二年之比較數字已重新分類，以符合是期賬項之編排。

26 Accounting policies *(continued)*

The balances of deferred tax assets and deferred tax liabilities in the consolidated balance sheet at 30 June 2003 were HK$55 million and HK$601 million respectively (HK$73 million and HK$635 million respectively at 31 December 2002).

The adoption of HKSSAP 12 represents a change in accounting policy which has been applied retrospectively. The change in accounting policy has been reflected by way of a prior period adjustment and the comparative figures for 2002 have been restated to conform with the current period's presentation accordingly.

綜合損益結算表 Consolidated Profit and Loss Account

		半年結算至二零零二年六月三十日 *Half-year ended 30 June 2002*	半年結算至二零零二年十二月三十一日 *Half-year ended 31 December 2002*
一般業務溢利之稅項	Tax on profit on ordinary activities		
• 根據過往會計政策列示	• as previously reported	(758)	(508)
• 採納香港會計實務準則第十二號	• adoption of HKSSAP 12	3	(44)
• 根據新會計政策列示	• as restated	(755)	(552)

26 會計政策 (續) 26 Accounting policies (continued)

綜合資產負債表 Consolidated Balance Sheet

		保留溢利 Retained profits	行址及投資物業重估儲備 Premises and investment properties revaluation reserves	長期股票投資重估儲備 Long-term equity investment revaluation reserve	遞延稅項資產 Deferred tax assets	遞延稅項負債 Deferred tax liabilities
二零零二年十二月三十一日	**31 December 2002**					
根據過往會計政策列示	As previously reported	19,242	7,324	1,031	21	104
採納香港會計實務準則第十二號	Adoption of HKSSAP 12	198	(657)	(20)	52	531
根據新會計政策列示	As restated	19,440	6,667	1,011	73	635
二零零二年六月三十日	**30 June 2002**					
根據過往會計政策列示	As previously reported	20,756	8,069	1,651	34	–
採納香港會計實務準則第十二號	Adoption of HKSSAP 12	249	(750)	(32)	72	605
根據新會計政策列示	As restated	21,005	7,319	1,619	106	605
二零零一年十二月三十一日	**31 December 2001**					
根據過往會計政策列示	As previously reported	19,499	8,119	2,323	34	–
採納香港會計實務準則第十二號	Adoption of HKSSAP 12	254	(766)	(49)	77	638
根據新會計政策列示	As restated	19,753	7,353	2,274	111	638

27 比較數字 27 Comparative figures

部份比較數字已重新分類，以符合是期之賬項編排。

Certain comparative figures have been reclassified to conform with the current period's presentation.

28 物業重估

本行位於香港特別行政區之行址及投資物業於二零零三年六月進行重估，以反映二零零三年上半年之物業市場走勢。該估值由獨立之專業估價師卓德測計師行有限公司負責，並由持有香港測量師學會會員資格之專業估價師進行。重估行址物業之基準乃按照行址當時用途之公開市場價值，而重估投資物業之基準則按照公開市場價值。六月進行之物業重估後有港幣七億六千八百萬元之減值，其中港幣七億二千萬元誌入物業重估儲備賬。至於餘下之港幣四千八百萬元，為重估價值低於行址原始成本減除折舊之減值，則支取二零零三年上半年之損益賬。

28 Property revaluation

A revaluation of Hang Seng's premises and investment properties in the Hong Kong SAR was performed in June 2003 to reflect property market movements in the first half of 2003. The valuation was conducted by Chesterton Petty Limited, an independent professional valuer, and carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. Of the total revaluation deficit of HK$768 million arising from the June revaluation, HK$720 million was accounted for as a reduction in property revaluation reserves while the balance of HK$48 million, representing the reduction in value below the original acquisition cost (less depreciation) of bank premises was charged to the profit and loss account for the first half of 2003.

29 市場風險

市場風險乃因受利率、滙率或股票及商品價格之變動，而令恒生產生盈利或虧損。市場風險源自按市值計價基準列賬，以及按應計基準列賬之金融工具。客戶業務及自行持倉活動均會對恒生產生市場風險。

市場風險受董事會所核准之風險限額所規範。風險限額按每類產品及風險類別釐定。在設定風險限額時，產品之市場流通性為其中一個主要考慮因素。風險限額之設置乃配合有關風險量計之技巧，包括每個投資組合之持盤限額，敏感性限額與涉及風險數值限額。

恒生採用滙豐集團所訂定之風險管理政策及風險量計技巧，設立監察每日之實際風險與核準之風險限額比較之程序，並於有需要時作出行動以確保整體風險維持於可接受之水平。

29 Market risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

29 市場風險 *(續)*

涉及風險數值是一種按一置信水平估計由於市場滙率、利率及價格在特定持盤時間內之變動而使風險持倉盤可能出現虧損之技巧。恒生計算涉及風險數值之模式採用方差/協方差基準，利用過往市場價格變動資料，按百分之九十九置信水平及十日持倉期之基準作推算，並考慮不同市場及價格之間之相互關係。市場價格的變動乃參考過去兩年的市場數據計算。綜合不同風險類別的涉及風險數值乃根據各風險類別之間互不相干的假設而計算。

恒生已獲香港金融管理局之批准，採用此風險數值模式計算資本充足比率內之市場風險。此外，香港金融管理局亦對本行之市場風險管理程序表示滿意。

恒生於二零零三年及二零零二年上半年之所有利率及滙率之風險持倉，以及個別風險組合之涉及風險數值如下。

29 Market risk *(continued)*

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99% confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2003 and 2002 are shown in the tables below.

涉及風險數值 VAR

		二零零三年六月三十日 At 30 June 2003	期內最低數值 Minimum during the period	期內最高數值 Maximum during the period	期內平均數值 Average for the period
所有利率及滙率之風險持倉之涉及風險數值	VAR for all interest rate risk and foreign exchange risk	409	187	409	276
滙率之風險持倉之涉及風險數值（買賣）	VAR for foreign exchange risk (trading)	3	2	4	3
利率之風險持倉之涉及風險數值	VAR for interest rate risk				
• 買賣	• trading	8	1	11	4
• 累計	• accrual	402	187	402	275

29 市場風險 *(續)*

29 Market risk *(continued)*

涉及風險數值

VAR

		二零零二年六月三十日 At 30 June 2002	期內最低數值 Minimum during the period	期內最高數值 Maximum during the period	期內平均數值 Average for the period
所有利率及滙率之風險持倉之涉及風險數值	VAR for all interest rate risk and foreign exchange risk	285	194	442	297
滙率之風險持倉之涉及風險數值（買賣）	VAR for foreign exchange risk (trading)	4	3	5	4
利率之風險持倉之涉及風險數值	VAR for interest rate risk				
• 買賣	• trading	2	–	8	2
• 累計	• accrual	284	192	441	296

於二零零三年上半年，具市場風險之財資業務每日平均收入（包括應計賬項之淨利息收入及與交易持倉之資金成本）為港幣八百萬元（二零零二年上半年為港幣八百萬元）。該等每日收入之標準差為港幣四百萬元（二零零二年上半年為港幣四百萬元）。在二零零三年上半年之一百二十一個交易日中並無一日錄得虧損。最常見之一日收入，是介乎港幣六百萬元至港幣一千萬元之間，佔一百零三日。最高之一日收入則為港幣二千九百萬元。

恒生之外滙風險主要包括財資處之外滙買賣及源自銀行業務之滙兑風險，後者亦交由財資處統籌，按董事會核准之外滙買賣限額內集中管理。二零零三年上半年每日平均外滙溢利為港幣二百萬元（二零零二年上半年為港幣二百萬元）。

利率風險來自財資交易組合及應計賬項，由財資處於董事會核准之限額內管理。二零零三年上半年來自財資處與利率風險有關之業務每日平均收入為港幣六百萬元（二零零二年上半年為港幣六百萬元）。

The average daily revenue earned from market risk-related treasury activities for the first half of 2003, including accrual book net interest income and funding related to dealing positions, was HK$8 million (HK$8 million for the first half of 2002). The standard deviation of these daily revenues was HK$4 million (HK$4 million for the first half of 2002). No loss was recorded out of 121 trading days in the first half of 2003. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 103 occurrences. The highest daily revenue was HK$29 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2003 was HK$2 million (HK$2 million for the first half of 2002).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for the first half of 2003 was HK$6 million (HK$6 million for the first half of 2002).

30 外滙倉盤

30 Foreign currency positions

外滙風險包括因買賣、非買賣及結構性倉盤而產生。於二零零三年六月三十日，恒生只有美元非結構性外滙倉盤而佔整體外滙淨倉盤總額百分之十以上。

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2003, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10% of the total net position in all foreign currencies.

		二零零三年 六月三十日 **At 30 June 2003**	二零零二年 六月三十日 *At 30 June 2002*	二零零二年 十二月三十一日 *At 31 December 2002*
美元非結構性倉盤	**US dollar non-structural position**			
現貨資產	Spot assets	**158,081**	238,064	173,129
現貨負債	Spot liabilities	**(149,899)**	(210,627)	(156,175)
遠期買入	Forward purchases	**44,594**	44,644	35,222
遠期賣出	Forward sales	**(41,066)**	(63,634)	(39,974)
期權盤淨額	Net options positions	–	–	–
持有非結構性倉盤淨額	Net long non-structural position	**11,710**	8,447	12,202

於二零零三年六月三十日，恒生之結構性外滙倉盤主要為美元和人民幣。

At 30 June 2003, Hang Seng's major structural foreign currency positions were US dollar and Renminbi.

		二零零三年 六月三十日 **At 30 June 2003**	二零零三年 六月三十日 佔總結構性淨倉盤比率 **At 30 June 2003 % of total net structural position**	二零零二年 六月三十日 *At 30 June 2002*	二零零二年 六月三十日 佔總結構性淨倉盤比率 *At 30 June 2002 % of total net structural position*	二零零二年 十二月三十一日 *At 31 December 2002*	二零零二年 十二月三十一日 佔總結構性淨倉盤比率 *At 31 December 2002 % of total net structural position*
結構性倉盤	**Structural position**						
美元	US dollar	**887**	**85.7**	792	84.3	792	84.2
人民幣	Renminbi	**95**	**9.2**	95	10.1	95	10.1

31 有關連人士之重大交易

(甲) 直屬控股公司及同母系附屬公司

於二零零三年上半年，恒生按正常之銀行業務經營範圍與直屬控股公司及同母系附屬公司進行業務交易，其中包括同業存款、同業放款及資產負債表以外之交易。此等交易均按當時之市場價格進行。恒生亦按其正常業務經營範圍參與經由直屬控股公司安排下之若干結構融資交易。

恒生使用直屬控股公司之電子資料處理服務並與其共用自動櫃員機網絡，及使用一同母系附屬公司提供之若干資料處理服務，均是按其成本收回基礎計算費用。此外，恒生亦將其中一項職員退休福利計劃交由同母系附屬公司擔任承保人及管理人，同時亦為一同母系附屬公司代理銷售強制性公積金產品。

期內由此等交易所產生之總收支及期末與有關機構之存欠結餘及資產負債表以外之總合約金額詳列如下：

31 Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

During the first half of 2003, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT and shared an automated teller machine network with its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the period-end are as follows:

期內收支 / Income and expenses for the period

		半年結算至二零零三年六月三十日 Half-year ended 30 June 2003	半年結算至二零零二年六月三十日 Half-year ended 30 June 2002	半年結算至二零零二年十二月三十一日 Half-year ended 31 December 2002
利息收入	Interest income	**96**	126	137
利息支出	Interest expense	**5**	9	6
其他營業收入	Other operating income	**39**	38	40
營業支出	Operating expenses	**296**	276	294

期末結餘 / Balances at the period-end

		二零零三年六月三十日 At 30 June 2003	二零零二年六月三十日 At 30 June 2002	二零零二年十二月三十一日 At 31 December 2002
總欠款	Total amount due from	**7,596**	10,425	7,471
總存款	Total amount due to	**757**	1,896	1,615
資產負債表以外之總合約金額	Total contract sum of off-balance sheet transactions	**33,172**	28,664	25,558

31 有關連人士之重大交易 (續)

(乙) 聯營公司

恒生給予一聯營公司一項免息股東貸款，於二零零三年六月三十日之結餘為港幣二億一千七百萬元（於二零零二年六月三十日及二零零二年十二月三十一日均為港幣二億零八百萬元）。於恒生人壽保險有限公司在二零零二年十一月成為本行之附屬公司前（當時為聯營公司），於二零零二年上半年及下半年付予本行之人壽保險銷售代理佣金分別為港幣一億四千二百萬元及港幣一億一千三百萬元。

(丙) 最終控股公司

於二零零三年上半年，與本行最終控股公司並無進行任何交易（與二零零二年相同）。

(丁) 主要行政人員

於二零零三年上半年，與恒生及其控股公司之主要行政人員及其有關連人士並無重大交易（與二零零二年相同）。

31 Material related-party transactions *(continued)*

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2003 was HK$217 million (HK$208 million at 30 June 2002 and 31 December 2002). Prior to Hang Seng Life Limited (HSLL) becoming a subsidiary (formerly an associated company) of the Bank in November 2002, the agency commission for the marketing of life insurance products paid by HSLL to the Bank amounted to HK$142 million and HK$113 million for the first and second halves of 2002 respectively.

(c) Ultimate holding company

During the first half of 2003, no transaction was conducted with the Bank's ultimate holding company (same as 2002).

(d) Key management personnel

During the first half of 2003, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2002).

32 法定賬項

此中期報告所載資料乃未經審核及不構成法定賬項。

截至二零零二年十二月三十一日之法定賬項，已送呈公司註冊處及香港金融管理局。該法定賬項載有於二零零三年三月三日發出之無保留意見之核數師報告書。截至二零零二年十二月三十一日之年報及賬項，包括法定賬項，可向本行公司秘書部索取，地址為香港德輔道中八十三號十樓，或於恒生銀行之網址 http://www.hangseng.com 下載。

32 Statutory accounts

The information in this interim report is unaudited and does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2002 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2003. The Annual Report and Accounts for the year ended 31 December 2002, which includes the statutory accounts, can be obtained on request from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

33 最終控股公司

恒生銀行為滙豐控股有限公司間接持有百分之六十二點一四權益之附屬公司。

33 Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14%-owned subsidiary of HSBC Holdings plc.

董事權益

本行董事依照香港聯合交易所有限公司之證券上市規則（上市規則）而作出之公佈，於二零零三年六月三十日所持有之本行及各相聯公司之證券、股本衍生工具及債券之權益（依照證券及期貨條例第XV部份之釋義）詳情列於下表之內。

	個人權益 (實益持有)	家屬權益 (配偶或十八歲以下子女之權益)	公司權益 (控制公司之權益)	其他權益	總數	總數佔發行股本百分率
持有本行之普通股 (每股面值港幣五元正)						
利國偉博士	1,091,516	1,184,783	350,990[1]	158,152[2]	2,785,441	0.15
艾爾敦先生	300	—	—	—	300	0.00
陳祖澤先生	—	—	—	1,000[3]	1,000	0.00
何添博士	3,480,252	—	—	—	3,480,252	0.18
陸觀豪先生	1,983	2,500	—	—	4,483	0.00
莫偉健先生	1,625	—	—	—	1,625	0.00
持有滙豐控股有限公司之普通股 (每股面值0.50美元)						
利國偉博士	1,756,001	1,387,058	77,604[1]	1,698,906[2]	4,919,569	0.00
艾爾敦先生	45,331[4]	889	—	284,438[7]	330,658	0.00
鄭海泉先生	34,874	49,620	—	155,669[7]	240,163	0.00
陳祖澤先生	14,283	—	—	3,000[3]	17,283	0.00
簡善恒先生	255	8,188	—	53,583[7]	62,026	0.00
何添博士	102,687	—	—	—	102,687	0.00
許晉乾先生	9,311	24,342	1,031,639[5]	—	1,065,292	0.00
李家祥議員	—	18,132	79,622[6]	—	97,754	0.00
陸觀豪先生	53,279	2,400	—	65,277[7]	120,956	0.00
莫偉健先生	—	—	—	61,732[7]	61,732	0.00
柯清輝先生	62,560	31,877	—	153,573[7]	248,010	0.00

註：

(1) 利國偉博士及其夫人有權控制某一私人公司百分之三十三點三三之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(2) 利國偉博士及其夫人乃一慈善基金其中兩位信託人，該慈善基金持有1,633,660股滙豐控股有限公司股份，而該基金按稅務條例第88條可豁免繳稅。又利國偉博士之夫人乃兩項信託之兩名信託人之一，而該兩項信託包括158,152股本行股份及65,246股滙豐控股有限公司股份。利國偉博士及其夫人並非此註(2)內所述股權之受益人。

(3) 陳祖澤先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份及3,000股滙豐控股有限公司股份。

(4) 此等股份乃由艾爾敦先生及其夫人共同持有。

(5) 許晉乾先生全權控制一間私人公司Parc Palais Incorporated之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(6) 李家祥議員有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(7) 此等權益乃(i)根據滙豐集團優先認股計劃授予董事認購每股0.50美元之滙豐控股有限公司普通股之優先認股權及(ii)根據滙豐控股有限公司有限制股份計劃，授予董事而由一項信託持有之每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份，現將有關數目臚列如下：

	優先認股權 (詳情見下列明細表)	根據滙豐控股有限公司有限制股份計劃之有條件獎勵股份	總數
艾爾敦先生	–	284,438	284,438
鄭海泉先生	3,070	152,599	155,669
簡善恒先生	41,348	12,235	53,583
陸觀豪先生	2,927	62,350	65,277
莫偉健先生	3,126	58,606	61,732
柯清輝先生	23,994	129,579	153,573

於二零零三年六月三十日，利國偉博士以家屬權益（即配偶之權益）持有香港上海滙豐銀行有限公司發行二零零三年後償付有上下限浮息票據港幣二百五十萬元。

於二零零三年六月三十日，下列董事持有每股面值0.50美元之非上市而實股結算之滙豐控股有限公司普通股之優先認股權。該等認股權乃滙豐控股有限公司無代價授予該等董事。

	於2003年6月30日持有之優先認股權	於上半年內行使優先認股權認購每股0.50美元之普通股	每股行使價(以便士計)	授予日期	開始行使日期	截止行使日期
艾爾敦先生	–	36,000[1]	217.27	1995年3月7日	1998年3月7日	2005年3月7日
	–	40,500[1]	333.34	1996年4月1日	1999年4月1日	2006年4月1日
鄭海泉先生	3,070	–	534.96	2003年5月8日	2008年8月1日	2009年1月31日
簡善恒先生	17,550	–	637.54	1999年3月29日	2002年4月3日	2009年3月29日
	6,500	–	746.00	2000年4月3日	2003年4月3日	2010年4月3日
	7,500	–	871.20	2001年4月23日	2004年4月23日	2011年4月23日
	7,000	–	840.50	2002年5月7日	2005年5月7日	2012年5月7日
	2,798	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	41,348					
陸觀豪先生	1,248	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,679	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	2,927					
莫偉健先生	3,126	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
柯清輝先生	21,000	–	627.67	1998年3月16日	2001年3月16日	2008年3月16日
	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	23,994					

註：

(1) 於行使當日，即二零零三年五月二十七日，每股最高價為712便士。

上述全部權益皆為長盤。根據本行依照證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，於二零零三年六月三十日，並無淡倉記錄。

除上述外，於截至二零零三年六月三十日止之半年內，本行並無發給認購本行股本或債務證券之權利予任何人士，亦無任何人士行使該等權利。

主要股東權益

根據本行依照證券及期貨條例而設之登記冊，於二零零三年六月三十日，下列公司擁有本行之權益（按照該條例所規定者）如下：

公司名稱	持有之普通股數量(每股面值港幣五元正) (佔總數百分率)
香港上海滙豐銀行有限公司	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
滙豐控股有限公司	1,188,386,548 (62.16%)

香港上海滙豐銀行有限公司為HSBC Asia Holdings BV之全資附屬公司，HSBC Asia Holdings BV為HSBC Asia Holdings (UK)之全資附屬公司，而HSBC Asia Holdings (UK)為HSBC Holdings BV 之全資附屬公司。同時，HSBC Holdings BV 為HSBC Finance (Netherlands) 之全資附屬公司，而HSBC Finance (Netherlands) 則為滙豐控股有限公司之全資附屬公司。因此，香港上海滙豐銀行有限公司之權益亦被視為HSBC Asia Holdings BV、HSBC Asia Holdings (UK)、HSBC Holdings BV、HSBC Finance (Netherlands) 及滙豐控股有限公司所擁有之權益。

本行董事會認為，滙豐控股有限公司實益持有本行之普通股1,188,057,371股(62.14%)。

上述全部權益皆為長盤。根據本行依照證券及期貨條例第336條而設之股份權益及淡倉登記冊，於二零零三年六月三十日，並無淡倉記錄。

購買、沽售或購回本行之上市證券

截至二零零三年六月三十日之六個月內，本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

薪酬及員工發展

本行員工薪酬、薪酬政策及員工發展的資料與二零零二年年報披露者大致相同，並無重大改變。

最佳應用守則

本行並無任何董事知悉資料足以合理地顯示本行於二零零三年上半年內任何時間未有遵守本行所採納董事之最佳應用守則之任何部份，該守則包括上市規則附錄十四之全部指引。

本地註冊認可機構中期財務資料之披露建議

此份中期報告所載截至二零零三年六月三十日止半年之資料，符合香港金融管理局於二零零二年十一月頒佈之監管政策手冊內有關本地註冊認可機構披露中期財務資料指引之各項要求。

會計實務準則第二十五號之「中期財務報告」（「會計實務準則第二十五號」）

此份中期報告所載截至二零零三年六月三十日止半年之資料，符合會計實務準則第二十五號之各項要求。

暫停股份登記日期

本行將於二零零三年八月二十六日（星期二）及二零零三年八月二十七日（星期三），暫停辦理股份過戶登記手續。為確保享有第一次中期股息，股份過戶文件連同有關股票，必須於二零零三年八月二十五日（星期一）下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室，本行股份登記處香港中央證券登記有限公司，辦理過戶手續。二零零三年第一次中期股息將於二零零三年九月四日（星期四）派發予二零零三年八月二十七日（星期三）已在股東名冊內登記之股東。

中期報告

此份中期報告可向香港德輔道中八十三號十樓恒生銀行公司秘書部索取，或於恒生銀行之網址http://www.hangseng.com下載。

Directors' interests

As at 30 June 2003 the interests of the Directors in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance "SFO") disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
The Honourable Lee Quo-Wei	1,091,516	1,184,783	350,990[(1)]	158,152[(2)]	2,785,441	0.15
Mr D G Eldon	300	–	–	–	300	0.00
Mr John C C Chan	–	–	–	1,000[(3)]	1,000	0.00
Dr Ho Tim	3,480,252	–	–	–	3,480,252	0.18
Mr Roger K H Luk	1,983	2,500	–	–	4,483	0.00
Mr W K Mok	1,625	–	–	–	1,625	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
The Honourable Lee Quo-Wei	1,756,001	1,387,058	77,604[(1)]	1,698,906[(2)]	4,919,569	0.00
Mr D G Eldon	45,331[(4)]	889	–	284,438[(7)]	330,658	0.00
Mr Vincent H C Cheng	34,874	49,620	–	155,669[(7)]	240,163	0.00
Mr John C C Chan	14,283	–	–	3,000[(3)]	17,283	0.00
Mr S J Glass	255	8,188	–	53,583[(7)]	62,026	0.00
Dr Ho Tim	102,687	–	–	–	102,687	0.00
Mr Jenkin Hui	9,311	24,342	1,031,639[(5)]	–	1,065,292	0.00
Dr the Hon Eric K C Li	–	18,132	79,622[(6)]	–	97,754	0.00
Mr Roger K H Luk	53,279	2,400	–	65,277[(7)]	120,956	0.00
Mr W K Mok	–	–	–	61,732[(7)]	61,732	0.00
Mr Raymond C F Or	62,560	31,877	–	153,573[(7)]	248,010	0.00

Notes:

(1) The Honourable and Mrs Lee Quo-Wei together were entitled to control 33.33% of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(2) 1,633,660 shares in HSBC Holdings plc were held by a charitable foundation which is exempt from tax under section 88 of the Inland Revenue Ordinance and of which The Honourable and Mrs Lee Quo-Wei were members of the Board of Trustees. 158,152 shares in the Bank and 65,246 shares in HSBC Holdings plc were held by two trusts of which Mrs Lee was one of the two trustees. Neither The Honourable Lee Quo-Wei nor Mrs Lee was a beneficiary of the shareholdings mentioned in this note.

(3) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(4) These shares are jointly held by Mr and Mrs D G Eldon.

(5) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated,a private company, which beneficially held all of those shares referred to above as his corporate interests.

(6) Dr the Hon Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(7) These represent interests in (i) options granted to Directors under the HSBC share plans to acquire ordinary shares of US$0.50 each in HSBC Holdings plc and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan made in favour of Directors and held by a trust for ordinary shares of US$0.50 each in HSBC Holdings plc, as set against their respective names below:

	Options (please refer to the options table below for details)	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan	Total
Mr D G Eldon	–	284,438	284,438
Mr Vincent H C Cheng	3,070	152,599	155,669
Mr S J Glass	41,348	12,235	53,583
Mr Roger K H Luk	2,927	62,350	65,277
Mr W K Mok	3,126	58,606	61,732
Mr Raymond C F Or	23,994	129,579	153,573

At 30 June 2003, The Honourable Lee Quo-Wei had a family interest (i.e. interest of spouse) in HK$2,500,000 Subordinated Collared Floating Rate Notes 2003 issued by The Hongkong and Shanghai Banking Corporation Limited.

At 30 June 2003, the undermentioned Directors held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 30 June 2003	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share in pence	Date granted	Exercisable from	Exercisable until
Mr D G Eldon	–	36,000[1]	217.27	7 Mar 1995	7 Mar 1998	7 Mar 2005
	–	40,500[1]	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
Mr Vincent H C Cheng	3,070	–	534.96	8 May 2003	1 Aug 2008	31 Jan 2009
Mr S J Glass	17,550	–	637.54	29 Mar 1999	3 Apr 2002	29 Mar 2009
	6,500	–	746.00	3 Apr 2000	3 Apr 2003	3 Apr 2010
	7,500	–	871.20	23 Apr 2001	23 Apr 2004	23 Apr 2011
	7,000	–	840.50	7 May 2002	7 May 2005	7 May 2012
	2,798	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	41,348					
Mr Roger K H Luk	1,248	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,679	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	2,927					
Mr W K Mok	3,126	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
Mr Raymond C F Or	21,000	–	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	23,994					

Note:
(1) At the date of exercise, 27 May 2003, the highest price per share was 712p.

All the interests stated above represent long positions. As at 30 June 2003, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the half year ended 30 June 2003.

Substantial interests in share capital

The register maintained by the Bank pursuant to the SFO recorded that, as at 30 June 2003, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
HSBC Holdings plc	1,188,386,548 (62.16%)

The Hongkong and Shanghai Banking Corporation Limited is a wholly-owned subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

All the interests stated above represent long positions. As at 30 June 2003, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Purchase, sale or redemption of the Bank's listed securities

During the six months ended 30 June 2003, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

Remuneration and staff development

There have been no material changes to the information disclosed in the Annual Report 2002 in respect of the remuneration of employees, remuneration policies and staff development.

Code of best practice

None of the Directors is aware of information that would reasonably indicate that the Bank is not, or was not for any part of the accounting period for the first half of 2003, in compliance with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Listing Rules.

Recommendations on interim financial disclosure by authorised institutions incorporated in Hong Kong

The information in the interim report for the half year ended 30 June 2003 complies with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002.

Hong Kong Statement of Standard Accounting Practice 25 "Interim Financial Reporting" ("HKSSAP 25")

The information in the interim report for the half year ended 30 June 2003 complies with HKSSAP 25.

Register of shareholders

The Register of Shareholders of the Bank will be closed on Tuesday, 26 August 2003 and Wednesday, 27 August 2003, during which no transfer of shares can be registered. In order to qualify for the first interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4.00 pm on Monday, 25 August 2003. The first interim dividend will be payable on Thursday, 4 September 2003 to shareholders on the Register of Shareholders of the Bank on Wednesday, 27 August 2003.

Copies of the interim report

Further copies of the interim report may be obtained from the Company Secretary Department, Hang Seng Bank Limited, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

註冊辦事處

香港德輔道中八十三號
電話：(852) 2198 1111
圖文傳真：(852) 2868 4047
直線電報：73311 73323 75225 63030
環球財務電訊：HASE HK HH
電報：HASEBA
網址：http://www.hangseng.com

Registered Office

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323 75225 63030
SWIFT: HASE HK HH
Cable: HASEBA
Website: http://www.hangseng.com

股份登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心十九樓一九零一至五室

Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Centre, 19th Floor
183 Queen's Road East, Wanchai, Hong Kong

美國預託證券託管處

The Bank of New York (紐約銀行)
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286
USA
網址：http://www.adrbny.com
電郵：shareowners@bankofny.com
(美國境內免費電話) ：1-888-269-2377

Depositary

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286
USA
Website: http://www.adrbny.com
Email: shareowners@bankofny.com
(Toll free): 1-888-269-2377

攝影：鄧鉅榮
本中期報告以環保紙印製

Photography: Ringo Tang
Printed on environmentally friendly paper

恒生銀行有限公司
香港德輔道中八十三號

Hang Seng Bank Limited
83 Des Voeux Road Central
Hong Kong

http://www.hangseng.com